Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-227024

PROSPECTUS SUPPLEMENT

(To Base Shelf Prospectus dated September 21, 2018)

ALEXCO RESOURCE CORP.

US$6,500,000

6,500,000 Common Shares at a price of US$1.00 per Common Share

This prospectus supplement of Alexco Resource Corp. (“Alexco” or the “Company”) hereby qualifies the distribution (the “Offering”) of 6,500,000 common shares of the Company (the “Offered Shares”) at a price of US$1.00 per Offered Share (the “Offering Price”). The terms of the Offering were determined by negotiation between the Company and Cantor Fitzgerald Canada Corporation (the “Underwriter”). The Offering is being made pursuant to an underwriting agreement (the “Underwriting Agreement”) dated June 3, 2019 between the Company and the Underwriter. See “Plan of Distribution”.

The outstanding common shares of the Company (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “AXR” and the NYSE American (the “NYSE American”) under the symbol “AXU”. On June 3, 2019, the closing price of the Common Shares on the TSX and the NYSE American was CDN$1.60 and US$1.18 per Common Share, respectively. The Company has applied to list the Offered Shares on the TSX and the NYSE American. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE American.

This Offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States and Canada to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences. This prospectus supplement does not address the Canadian tax consequences in respect of an investment in Offered Shares, and Canadian resident and non-resident prospective investors should consult their own tax advisors in this regard. The United States tax consequences for investors who are resident in, or citizens of, the United States may also not be described fully herein. Prospective investors that are resident in, or citizens of, the United States should read the tax discussion contained in this prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is existing under and governed by the laws of the province of British Columbia and the federal laws of Canada, that some or all of the Company's officers and directors are residents of Canada, and that a substantial portion of the Company's assets and the assets of the officers and directors of the Company are located outside the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Investing in the Offered Shares involves significant risks. You should carefully read the “Risk Factors” in this prospectus supplement and the “Risk Factors” section beginning on page 12 of the accompanying prospectus and in the documents incorporated by reference herein for a discussion of certain risks that you should consider in connection with an investment in the Offered Shares.

	Public Offering Price	Underwriting Commission(1)(2)	Proceeds to the Company(2)
Per Offered Share	US$1.00	US$0.07	US$0.93
Total	US$1.00	US$455,000	US$6,045,000

Notes:

(1)	Pursuant to the Underwriting Agreement, the Company has agreed to pay the Underwriter a cash fee (the “Underwriter’s Fee”) equal to 7.0% of the aggregate gross proceeds of the Offering. See “Plan of Distribution”. The Company has also agreed to issue to the Underwriter common share purchase warrants of the Company (“Underwriter’s Warrants”) entitling the Underwriter to purchase such number of Common Shares as is equal to 4.0% of the number of Offered Shares sold in the Offering (“Underwriter’s Warrant Shares”) for a price of US$1.00 per Underwriter’s Warrant Share at any time before 4:30 p.m. (Vancouver time) on the date which is 12 months after the Closing Date (as hereinafter defined). This prospectus supplement and the accompanying prospectus also qualify the distribution of the Underwriter’s Warrants. See “Plan of Distribution”.
(2)	After deducting the Underwriter’s Fee, but before deducting expenses of the Offering estimated to be an aggregate of US$245,000, which will be paid from the proceeds of the Offering.
(3)	If the Over-Allotment Option (as defined herein) is exercised in full, the gross proceeds of the Offering, Underwriter’s Fee and net proceeds to the Company (before deducting expenses of the Offering) will be US$7,475,000, US$523,250 and US$6,951,750, respectively. This prospectus supplement and accompanying prospectus also qualify for distribution the Over-Allotment Option and the Common Shares issued pursuant to the exercise of the Over-Allotment Option. See “Plan of Distribution”.

The Company has also granted to the Underwriter an option (the “Over-Allotment Option”) exercisable, in whole or in part and from time to time, at the sole discretion of the Underwriter, at any time up to 30 days following the closing of the Offering, to purchase up to an additional 975,000 Common Shares at the Offering Price to cover over-allotments, if any. A purchaser who acquires Common Shares forming part of the Underwriter’s over-allocation position acquires those Common Shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The following table sets out the number of securities issuable under the Over-Allotment Option and pursuant to the Underwriter’s Warrants:

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Underwriter’s Position	Maximum size or number of securities available	Exercise period	Exercise price
Over-Allotment Option	975,000 Common Shares	30 days following closing of the Offering	US$1.00 per Common Share
Underwriter’s Warrants	299,000 Underwriter’s Warrant Shares(1)	12 months following closing of the Offering	US$1.00 per Underwriter’s Warrant Share

Note:
(1) Assuming the exercise in full of the Over-Allotment Option.

The Underwriter, as principal, conditionally offers the Common Shares offered hereby, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement and subject to the passing upon of certain legal matters relating to the Offering on behalf of the Company by Miller Thomson LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to United States legal matters, and on behalf of the Underwriter by Stikeman Elliott LLP with respect to certain Canadian legal matters, and by Cooley LLP with respect to certain United States legal matters.

The Underwriter proposes to offer the Offered Shares to the public initially at the price specified on the cover page of this prospectus supplement. If all of the Offered Shares are not sold at the price specified in this prospectus supplement, the Underwriter may decrease the offering price and change the other selling terms. The compensation realized by the Underwriter will decrease by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriter to the Company. The decrease in the offering price will not decrease the amount of net proceeds of the Offering to the Company. See ''Plan of Distribution''.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing is expected to occur on or about June 7, 2019, or such other date as may be agreed upon by the Company and the Underwriter (the “Closing Date”).

It is expected that the Company will arrange for the electronic deposit of the Offered Shares distributed under the Offering under the book-based system of registration, to be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer from whom the Offered Shares are purchased.

The Underwriter may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market in accordance with applicable market stabilization rules. Such transactions, if commenced, may discontinue at any time. See “Plan of Distribution”.

The Company's head office is at Suite 1225, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia, V7X 1M9 and its registered office is at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

Investors should rely only on current information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus as such information is accurate only as of the date of the applicable document. The Company has not authorized anyone to provide investors with different information. Information contained on the Company's website shall not be deemed to be a part of this prospectus supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. The Company will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the face page of this prospectus supplement or the date of any documents incorporated by reference herein. The Company will not make an offer of the Offered Shares in any jurisdiction where the offer or sale is not permitted.

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TABLE OF CONTENTS

Prospectus Supplement

Prospectus dated September 21, 2018

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GENERAL MATTERS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference therein. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the Offering. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering. If the description of the Offered Shares varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Before investing, you should carefully read both this prospectus supplement and the accompanying prospectus together with the additional information about the Company to which we refer you in the sections of this prospectus supplement entitled “Documents Incorporated by Reference”.

You should rely only on the information contained or incorporated by reference in this prospectus supplement or in the accompanying prospectus. The Company has not, and the Underwriter has not, authorized any other person to provide you with different, additional or inconsistent information. If anyone provides you with different, additional or inconsistent information, you should not rely on it. The Company and the Underwriter are not making an offer of the Offered Shares in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of that document. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “Alexco” or the “Company” include Alexco Resource Corp. and each of its subsidiaries. All capitalized terms used but not otherwise defined herein have the meanings provided in the accompanying prospectus.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING

MINERAL RESERVE AND RESOURCE ESTIMATES

This prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included or incorporated by reference in this prospectus supplement and the accompanying prospectus have been prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101and CIM standards. These definitions differ from the definitions in the SEC's Industry Guide 7 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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Accordingly, information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein contain descriptions of the Company's mineral deposits that may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The consolidated financial statements as at December 31, 2018 and 2017 and for the years then ended, incorporated by reference in this prospectus supplement and the accompanying prospectus have been prepared in accordance with IFRS. The unaudited interim condensed consolidated financial statements as at March 31, 2019 for the three month periods ended March 31, 2019 and 2018 have been prepared in accordance with IAS 34, Interim Financial Reporting. The selected consolidated financial data included herein has been derived therefrom. IFRS differs in some material respects from United States Generally Accepted Accounting Principles (“U.S. GAAP”) and so these financial statements may not be comparable to the financial statements of U.S. companies that report in accordance with U.S. GAAP. As a result, financial information included or incorporated in this prospectus supplement and the accompanying prospectus may not be comparable to financial information prepared by companies in the United States.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus, and the selected consolidated financial data derived therefrom included herein and in the accompanying prospectus, are presented in Canadian dollars. In this prospectus supplement and the accompanying prospectus, references to “CDN$” or “$” are to Canadian dollars and references to “US$” are to United States dollars. On June 3, 2019, the daily rate as reported by the Bank of Canada for the conversion of one Canadian dollar into United States dollars was CDN$1.00 equals US$0.7424.

The following table sets out, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in United States dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period based on the daily rate as reported by the Bank of Canada:

	Period from January 1, 2019 to March 31 , 2019		Year Ended December 31
			2018		2017

Highest rate during period	US$	0.7353	US$	0.7330	US$	0.7276
Lowest rate during period	US$	0.7637	US$	0.8138	US$	0.8245
Average rate during period	US$	0.7522	US$	0.7721	US$	0.7701
Rate at the end of period	US$	0.7483	US$	0.7330	US$	0.7971

The average exchange rate is calculated using the average of the daily rate on the last business day of each month during the applicable fiscal year or interim period. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned not to assume that the exchange rates presented here are necessarily indicative of future exchange rates.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Company's business plans, including, but not limited to, anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future.

Forward-looking statements may include, but are not limited to, statements with respect to additional capital requirements to fund further exploration and development work on the Company's properties, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities and permitting time lines. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, the Company has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing needed to fund certain contingent payment obligations to Wheaton Precious Metals Corp. (“Wheaton”); (2) additional financing needed for the capacity related refund under the silver purchase agreement, as amended, with Wheaton will be available on reasonable terms; (3) additional financing needed for further exploration and development work on the Company's properties will be available on reasonable terms; (4) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (5) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the annual financial statements for the year ended December 31, 2018; (6) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the PFS (as defined under the heading “Summary – Mining Business” below); (7) the actual nature, size and grade of its mineral resources are materially consistent with the mineral resource estimates reported in the supporting technical reports; (8) labor and other industry services will be available to the Company at prices consistent with internal estimates; (9) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (10) that other parties will continue to meet and satisfy their contractual obligations to the Company. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Financial outlook information about potential future cash flows contained in this prospectus supplement, the accompanying prospectus or in a document incorporated by reference is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that any such financial outlook information should not be used for purposes other than for which it is disclosed.

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Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	commodity price fluctuations including future prices of silver, gold, lead and zinc;

•	risks related to the Company's ability to finance the development of its mineral properties;

•	risks related to the Company's ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

•	the risk that permits and governmental approvals necessary to develop and operate mines on the Company's properties will not be available on a timely basis or at all;

•	uncertainty of capital costs, operating costs, production and economic returns;

•	the Company's need to attract and retain qualified management and technical personnel;

•	uncertainty of production at the Company's mineral exploration properties;

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

•	mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in development, construction or production;

•	risks related to governmental regulation, including environmental regulation;

•	risks related to reclamation activities on the Company's properties;

•	uncertainty related to title to the Company's mineral properties;

•	uncertainty related to unsettled aboriginal rights and title in the Yukon Territory;

•	the Company's history of losses and expectation of future losses;

•	uncertainty as to the Company's ability to acquire additional commercially mineable mineral rights;

•	variations in interest rates and foreign exchange rates; and

•	increased competition in the mining industry.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this prospectus supplement and the Company's annual information form dated March 13, 2019 for the year ended December 31, 2018 (the “2018 AIF”) and the Company's Annual MD&A (as defined herein), each under the heading “Risk Factors”, the “Risk Factors” section beginning on page 12 of the accompanying prospectus and elsewhere in the accompanying prospectus and in the documents incorporated by reference herein. In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Many of the foregoing factors are beyond the Company's ability to control or predict.

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These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and such beliefs, expectations and opinions are subject to change after such date. The Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SUMMARY

The following summary contains basic information about the Company and the Offering and is not intended to be complete. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in the Offered Shares. You should carefully read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus before making an investment decision. See “Documents Incorporated by Reference” and “Additional Information”. You should also carefully consider the matters discussed under “Risk Factors” in this prospectus supplement, the “Risk Factors” section beginning on page 12 of the accompanying prospectus, the “Risk Factors” section beginning on page 15 of the 2018 AIF and the “Risk Factors” section beginning on page 24 of the Annual MD&A.

The Company

The Company operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, primarily in Yukon Territory; and an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada, the United States and elsewhere.

Mining Business

The Company's principal mining business activities are currently being carried out within the Keno Hill District (the “District”) in the Yukon Territory. The District is a silver mining region in Canada, encompassing over 35 former mines that produced variously from approximately 1918 through 1988.

The Company's mineral property holdings within the District cover certain geological areas which host silver mineralization, including historic producing former mines and most of the other mineral occurrences. In addition to the deposits described below that are within the District as detailed in the independent technical report dated May 8, 2019 with an effective date of March 28, 2019 prepared by Mining Plus Canada Consulting Ltd. entitled “NI 43-101 Technical Report, Prefeasibility Study of the Keno Hill Silver District Project, Yukon Territory, Canada” (the “PFS”) was filed and is available on SEDAR under the Company's profile at www.sedar.com.

The Company holds several other less advanced property interests within the District, including but not limited to the Silver King, Elsa, Husky, Sadie Ladue and McQuesten properties, which potentially could become material properties depending on the results of exploration programs the Company may carry out on them in the future, as well as the separate Elsa Tailings Property. Other non-material mineral property interests of the Company include Harlan properties in the Yukon, and certain net smelter return royalties in respect of the Brewery Creek, Ida-Oro (formerly Klondike) and Sprogge properties in the Yukon and the Telegraph Creek, Iskut River, Kiniskan Lake and Manson Creek properties in British Columbia.

The documents incorporated by reference herein, including the 2018 AIF and the PFS, contain further details regarding the business of Alexco. See “Documents Incorporated by Reference.”

Environmental Services

The Company's environmental services division, AEG, is in the business of managing risk and unlocking value at mature, closed or abandoned sites through integration and implementation of the Company's core competencies, which include management of environmental services, implementation of innovative treatment technologies, execution of site reclamation and closure operations, and, if appropriate, rejuvenation of exploration and development activity. The Company's principal markets for these services are in Canada, the United States and the Americas, with the Canadian market serviced primarily through the Company's wholly-owned subsidiaries, Alexco Environmental Group Inc. (“AEG Canada”), Contango Strategies Ltd. (“Contango”) and Elsa Reclamation & Development Company Ltd. (“ERDC”), the U.S. market through Alexco Water and Environment Inc. (“AWE”), and the balance of the Americas through either AEG Canada or AWE. The Company provides its services to a range of industrial sectors, but with a particular focus on current and former mine sites.

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The Company offers its clients a combination of environmental remediation expertise in the area of site reclamation and closure, an ability to manage complex permitting and regulatory programs on a turnkey basis, and strong operations management. In addition, the Company seeks to strategically leverage off its environmental services group, accessing opportunities to enhance asset value through effective liability risk management and efficient site operations. This is accomplished through unlocking potential exploration and development opportunities at contaminated or abandoned sites through cost effective and responsible environmental remediation and liability transfer.

The Company executes its environmental services business plan by using and applying the intellectual property assets, including the Patents, and the specialized skill sets and knowledge it maintains in-house. While there are a significant number of firms providing environmental services in North America, these assets, skill sets and knowledge provide Alexco with a competitive advantage. Consolidated revenue from environmental services for the year ended December 31, 2018 totaled $19,880,000, compared to $10,732,000 in 2017, all of which was derived from sales to external unrelated parties. During the year ended December 31, 2018, the Company recorded revenues from three customers representing 10% or more of total environmental services revenue, in the amounts of $4,780,000, $4,020,000 and $3,780,000. During 2017, AEG had three customers representing 10% or more of total revenue, in the amounts of $3,419,000, $1,702,000 and $1,473,000.

The documents incorporated by reference herein, including the 2018 AIF, contain further details regarding the business of Alexco. See “Documents Incorporated by Reference.”

Recent Developments

Results of PFS

On March 28, 2019, the Company announced the results of an independent pre-feasibility study on its 100% owned Keno Hill Silver project and subsequently filed the PFS on May 8, 2019.

Attached as Schedule “A” to this prospectus supplement is the summary contained in the PFS. As stated under the heading “Documents Incorporated by Reference”, the entire PFS is incorporated by reference herein.

April 2019 Private Placement

On April 23, 2019, the Company completed an underwritten private placement of 1,842,200 “flow-through” Common Shares at a price of $1.90 per share for gross proceeds of $3,500,180 (the “April 2019 Private Placement”). The underwriter received a cash commission of $210,010 representing 6% of the gross proceeds, as well as 55,266 underwriter’s warrants, with each underwriter’s warrant entitling the holder to purchase one common share at a price of $1.70 until April 23, 2020.

The Offering

The following is a summary of the principal features of the Offering and is subject to, and should be read together with the more detailed information, financial data and statements contained elsewhere in, and incorporated by reference into, this prospectus supplement and the accompanying prospectus.

Common Shares offered	6,500,000 Common Shares
Option to purchase additional Common Shares	The Company has granted to the Underwriter an option to purchase up to an additional 975,000 Common Shares at the Offering Price on the same terms and conditions as the Offering, exercisable in whole or in part and from time to time, for a period of up to 30 days following closing of the Offering to cover over-allotments, if any.
Plan of Distribution	The Offering is made pursuant to the Underwriting Agreement dated June 3, 2019 between the Company and the Underwriter. See “Plan of Distribution” for details regarding the Underwriter's Fee and Underwriter's Warrants.
Use of Proceeds	The Company anticipates that the net proceeds from this Offering will be approximately US$5,800,000, after deducting the Underwriter’s Fee and other expenses related to the Offering. The Company intends to use the net proceeds of the Offering for development expenditures at the Keno Hill Silver Project and for general working capital. Pending such uses, the Company intends to invest the net proceeds from the Offering in guaranteed investments offered by a Schedule I chartered bank under the Bank Act (Canada). See “Use of Proceeds”.
Risk Factors	Investing in the Offered Shares is speculative and involves a high degree of risk. Each prospective in™vestor should carefully consider the risks described under the sections titled “Risk Factors” in this prospectus supplement and in the accompanying prospectus, and under similar headings in the documents incorporated by reference herein and therein before investing in the Offered Shares.
Listing	The Company will apply to list the Offered Shares qualified for distribution by this prospectus supplement on the TSX and NYSE American. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NYSE American.
Closing	Closing on a T+3 basis, on or about June 7, 2019 or such other date as the Company and the Underwriter mutually agree (the “Closing Date”).
Trading symbols	NYSE American: AXU
TSX: AXR

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RISK FACTORS

Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of the Company's business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks currently unknown to the Company, could materially adversely affect Alexco's future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating to the Company, or its business, property or financial results, each of which could cause purchasers of the Offered Shares to lose part or all of their investment. In addition to the other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, prospective investors should carefully consider the factors set out under the “Risk Factors” section beginning on page 12 in the accompanying prospectus, the factors set out under the “Risk Factors” section beginning on page 15 in the 2018 AIF, the factors set out under the “Risk Factors” section beginning on page 24 of the Annual MD&A and the factors set out below in evaluating the Company and its business before making an investment in the Offered Shares.

Risks Relating to the Offered Shares and the Offering

Loss of entire investment.

An investment in the Offered Shares is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

The trading price for the Company's securities is volatile.

The market prices for the securities of mining companies, including the Company, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of Alexco's business, certain factors such as the Company's announcements and the public's reaction, operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of the Company's resources, government regulations, changes in earnings estimates or recommendations by research analysts who track Alexco's securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements” can have an adverse impact on the market price of the Common Shares. For example, since January 1, 2019, the closing price of the Common Shares on the TSX has ranged from a low of CDN$1.18 to a high of CDN$1.82 and on the NYSE American has ranged from a low of US$0.90 to a high of US$1.41.

Any negative change in the public's perception of the Company's prospects could cause the price of the Company's securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public's perception of the prospects of mining companies in general could depress the price of Alexco's securities, including the price of the Common Shares, regardless of the Company's results. Following declines in the market price of a company's securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of Alexco's management's attention and resources.

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares.

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its significant shareholders could depress the market price of the Common Shares and impair Alexco's ability to raise capital through the sale of additional equity securities. Alexco cannot predict the effect that future sales of the Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity which the Company expects to occur involving the Common Shares.

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The Company has discretion concerning the use of cash resources, including the proceeds of the Offering, as well as the timing of expenditures.

The Company has discretion concerning the application of its cash resources and the timing of expenditures and shareholders may not agree with the manner in which the Company elects to allocate and spend cash resources. The results and the effectiveness of the application of cash resources are uncertain. The failure by the Company to apply cash resources effectively could have a material adverse effect on the business of the Company. Management of the Company will have discretion with respect to the use of the proceeds from the Offering and investors will be relying on the judgment of management regarding the application of these proceeds. Management of the Company could spend most of the proceeds from the Offering in ways that the Company's security holders may not consider optimal or that do not yield a favourable return. Prospective investors will not have the opportunity, as part of their investment in the Offered Shares, to influence the manner in which the proceeds of the Offering are used. At the date of this prospectus supplement, the Company intends to use the proceeds from the Offering as indicated in the discussion under “Use of Proceeds”. However, the Company's needs may change as the business of the Company evolves and the Company may have to allocate the proceeds differently than as indicated in the discussion under “Use of Proceeds”. As a result, the proceeds that the Company receives in the Offering may be used in a manner significantly different from the Company's current expectations.

The Company does not intend to pay dividends in the foreseeable future.

The Company has never declared or paid any dividends on its Common Shares. The Company intends, for the foreseeable future, to retain its future earnings, if any, to finance its exploration activities and further development and the expansion of the business. The payment of future dividends, if any, will be reviewed periodically by the Board of Directors of the Company and will depend upon, among other things, conditions then existing including our earnings, financial condition, cash on hand, financial requirements to fund our exploration activities, development and growth, and other factors that the Board of Directors of the Company may consider appropriate in the circumstances.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The authorized capital of the Company consists of an unlimited number of Common Shares, without par value. As at the close of business on June 3, 2019, 110,494,570 Common Shares of the Company were issued and outstanding.

The holders of the Common Shares are entitled to vote at all meetings of holders of Common Shares, to receive dividends if, as and when declared by the directors and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. The Common Shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring a holder of Common Shares to contribute additional capital and no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of Common Shares by the Company except to the extent that any such repurchase or redemption would render the Company insolvent.

USE OF PROCEEDS

The Company estimates that the net proceeds from the Offering will be approximately US$5,800,000 after deducting the Underwriter’s Fee of US$455,000 and expenses in the aggregate amount of approximately US$245,000. See “Plan of Distribution”. If the Over-Allotment Option is exercised in full, the net proceeds from the Offering are estimated to be approximately US$6,700,000 after deducting the Underwriter’s Fee and the estimated expenses relating to the Offering of approximately US$768,000. See “Plan of Distribution”.

The Company intends to use the net proceeds from the Offering for development expenditures at the Keno Hill Silver Project and for general working capital. Pending such uses, the Company intends to invest the net proceeds from the Offering in guaranteed investments offered by a Schedule I chartered bank under the Bank Act (Canada).

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The net proceeds of the Offering are intended to be used as follows (assuming the Over-Allotment Option is not exercised):

Principal Purpose	Estimated Amount to be Expended (US$)
Development and site expenditures at Keno Hill Silver Project	US$3,300,000
General corporate and working capital purposes(1)	US$2,500,000
Total	US$5,800,000

Note:

(1)	Funds included in general corporate purposes may be allocated to corporate expenses, business development and potential future acquisitions.

The key business objective the Company intends to meet with the proceeds from the sale of the Offered Shares is to increase Company's cash position and to allow the Company to continue development at the Keno Hill Silver Project.

If the Underwriter’s Over-Allotment Option is exercised in whole or in part, the Company will use the additional net proceeds from such exercise for general corporate purposes and working capital. While the Company intends to spend the net proceeds of the Offering as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable.

The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading “Risk Factors” in or incorporated by reference in this prospectus supplement and the accompanying prospectus.

The Company has not yet achieved positive operating cash flow, and there are no assurances that the Company will not experience negative cash flow from operations in the future.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Company's consolidated capitalization as of the dates indicated, adjusted to give effect to the material changes in the share capital of the Company since March 31, 2019, the date of the Company's financial statements most recently filed in accordance with National Instrument 51-102 – Continuous Disclosure Obligations. The table should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three months ended March 31, 2019, including the notes thereto and management's discussion and analysis thereof.

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	As at March 31, 2019 $	As at March 31, 2019 After Giving Effect on a Pro Forma Basis to the Offering and Other Issuances (1) $
Common Shares	$213,828,000 (108,647,037 shares)	$224,277,000(4) (116,994,570 shares)
Warrants	$2,494,000	$2,598,000	(4)
Share Options and RSU's	$5,974,000	$5,964,000
Contributed Surplus	$19,348,000	$19,348,000
Accumulated Deficit	($120,591,000)	($120,591,000)
Accumulated Other Comprehensive Loss	($1,858,000)	($1,858,000)
Shareholders' Equity	$119,195,000 (2)	$129,738,000 (2)

Current Liabilities	$7,136,000	$7,189,000	(3)
Non-Current Liabilities	$10,588,000	$10,904,000 (3)
Total Liabilities	$17,724,000	$18,093,000

Notes:

(1)	Subsequent to March 31, 2019, an additional 1,847,533 Common Shares were issued pursuant to (a) the completion of an offering of 1,842,200 “flow-through” Common Shares for net proceeds of $2,686,000 after deducting $19,000 related to the fair value of the 55,266 underwriter’s warrants on the placement; and (b) the vesting of 5,333 restricted share units resulting in a $10,000 transfer from Share Option and RSU’s to Common Shares. See “Prior Sales”.

(2)	Shareholders' Equity is determined by combining Common Shares, warrants, share options and restricted share units, contributed surplus, accumulated deficit and accumulated other comprehensive income or loss.

(3)	Current liabilities and non-current liabilities include adjustments of $53,000 and $316,000, respectively, to “flow-through” Common Share premium liability, which is calculated by the implied premium per share (subscription price of $1.90 less market price of $1.70, being the closing price of the Common Shares on the TSX on April 1, 2019 (the last business day prior to announcement of the Offering)) multiplied by the number of shares issued.

(4)	The net proceeds of the Offering after the Underwriter Commission is US$6,045,000 (C$8,169,000) and the net proceeds after deducting the estimated costs of the Offering are US$5,800,000 (C$7,838,000). Warrants include an adjustment for the estimated fair value of Underwriter Warrants from the Offering, which is estimated using the Black-Scholes option pricing model. The fair value was estimated by assuming a risk free interest rate of 2.2% per annum, an expected life of warrant of 1 year, an expected volatility of 48% and no expected dividends. The $85,000 fair value of the Warrants is a further deduction from Common Shares as a share issuance cost.

PRIOR SALES

The following table sets forth for the 12 month period prior to the date of this prospectus supplement details of the price at which securities have been issued or are to be issued by the Company, the number of securities issued at that price and the date on which the securities were issued:

Date of Issue	Type of Securities	No. of Securities	Issue or Exercise Price per Security	Reason for Issue
June 14, 2018	“Flow Through” Common Shares	966,500	$2.05	Underwritten Prospectus Offering
June 14, 2018	“Flow Through” Common Shares	1,736,500	$2.05	Underwritten Prospectus Offering
June 14, 2018	“Flow Through” Common Shares	2,000,000	$1.75	Underwritten Prospectus Offering
June 20, 2018	Common Shares	237,999	$1.7495	Acquisition of Contango(1)

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Date of Issue	Type of Securities	No. of Securities	Issue or Exercise Price per Security	Reason for Issue
July 30, 2018	Common Shares	10,000	$1.35	Mineral property option agreement
January 4, 2019	Stock Options	2,029,000	$1.27	Grant of Stock Options
January 4, 2019	Restricted Share Units	166,662	$1.27	Vesting of Restricted Share Units
February 1, 2019	Restricted Share Units	43,335	$1.48	Vesting of Restricted Share Units
February 6, 2019	Restricted Share Units	78,328	$1.48	Vesting of Restricted Share Units
February 6, 2019	Stock Options	15,000	$0.60	Exercise of Stock Options
February 14, 2019	Common Shares	171,480	$1.23	Credit Facility(2)
February 15, 2019	Restricted Share Units	98,330	$1.65	Vesting of Restricted Share Units
February 21, 2019	Stock Options	55,000	$0.60	Exercise of Stock Options
February 21, 2019	Stock Options	20,000	$0.84	Exercise of Stock Options
March 28, 2019	Stock Options	50,000	$1.76	Grant of Stock Options
April 23, 2019	“Flow-Through” Common Shares	1,842,200	$1.90	Underwritten Private Placement
April 23, 2019	Underwriter’s Warrants	55,266	$1.70	Underwritten Private Placement
May 10, 2019	Restricted Share Units	5,333	$1.42	Vesting of Restricted Share Units

Notes:

(1)	The total purchase price was $1,388,000, of which $971,600 was paid in cash and $416,400 was paid through the issuance of 237,999 Common Shares.

(2)	Issued to Sprott Private Resource Lending (Collector), LP in consideration for extending availability draw-down period by six months for credit facility.

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PRICE RANGE AND TRADING VOLUME

The outstanding Common Shares are listed on the TSX under the symbol “AXR” and on NYSE American under the symbol “AXU”. The following table sets forth, for the 12-month period prior to the date of this prospectus supplement, details of the trading prices and volume (rounded up or down to the nearest one hundredth) on a monthly basis of the Common Shares on the TSX and the NYSE American, respectively.

	TSX			NYSE American
Period	High (CDN$)	Low (CDN$)	Volume	High (US$)	Low (US$)	Volume
2019
June 1 - 3	1.62	1.46	192,200	1.21	1.09	753,100
May	1.47	1.31	904,600	1.09	0.95	4,145,800
April	1.48	1.26	2,023,000	1.22	0.93	7,848,500
March	1.86	1.53	1,389,100	1.41	1.15	6,574,600
February	1.87	1.45	2,419,800	1.42	1.11	7,724,600
January	1.44	1.14	1,335,300	1.07	0.86	5,309,900
2018
December	1.34	0.99	1,291,000	0.97	0.75	3,601,700
November	1.33	0.92	1,623,400	1.02	0.68	3,966,200
October	1.49	1.30	1,480,600	1.15	0.90	4,490,100
September	1.49	1.31	1,046,000	1.15	1.00	3,284,500
August	1.62	1.36	1,179,700	1.25	1.00	4,551,900
July	1.94	1.52	906,500	1.48	1.16	4,943,900
June	1.84	1.67	1,285,300	1.42	1.25	6,175,000

On June 3, 2019 the closing price of the Common Shares on the TSX and the NYSE American was CDN$1.60 and US$1.18 per Common Share, respectively.

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PLAN OF DISTRIBUTION

The Offered Shares will be offered in the provinces of British Columbia, Alberta, Ontario, Saskatchewan and Manitoba, and in the United States pursuant to the MJDS and, subject to applicable law and the Underwriting Agreement, certain jurisdictions outside of Canada and the United States. Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell and the Underwriter has agreed to purchase, as principal, subject to compliance with all necessary legal requirements and the terms and conditions contained in the Underwriting Agreement, a total of Offered Shares at the Offering Price of US$1.00 per Offered Share, payable in cash to the Company against delivery of such Offered Shares, on the Closing Date. In consideration for its services in connection with the Offering, the Underwriter will be paid the Underwriter’s Fee equal to 7.0% of the gross proceeds of the Offering (US$0.07 per Offered Share, for an aggregate fee payable by the Company of US$455,000, exclusive of the Over-Allotment Shares). The Offering Price was determined by negotiation between the Company and the Underwriter. Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, at the Offering Price less the Underwriting Fee set forth on the cover page of this prospectus supplement, the Offered Shares.

Pursuant to the Underwriting Agreement, the Company has granted to the Underwriter the Over-Allotment Option, exercisable in whole or in part at any time up to 30 days after the Closing Date, to purchase up to an additional 975,000 Offered Shares at the Offering Price to cover over-allocations, if any, and for market stabilization purposes, on the same terms and conditions as apply to the purchase of Offered Shares thereunder. This prospectus supplement qualifies for distribution the Offered Shares as well as the grant of the Over-Allotment Option and the issuance of the Over-Allotment Shares pursuant to the exercise of the Over-Allotment Option.

The Company has also agreed to issue Underwriter’s Warrants entitling the Underwriter to purchase such number of Underwriter’s Warrant Shares as is equal to 4.0% of the number of Offered Shares sold in the Offering for a price of US$1.00 per Underwriter’s Warrant Share at any time before 4:30 p.m. (Vancouver time) on the date which is 12 months after the Closing Date of the Offering. This prospectus supplement and the accompanying prospectus also qualify the distribution of the Underwriter’s Warrants and Common Shares underlying the Underwriter’s Warrants.

A purchaser who acquires Over-Allotment Shares forming part of the Underwriter’s over-allocation position acquires those Over-Allotment Shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Underwriter may sell Offered Shares in the United States through its U.S. affiliate, Cantor Fitzgerald & Co., which is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada. Subject to applicable law, the Underwriter may offer to sell the Offered Shares outside of Canada and the United States.

Pursuant to policies of certain Canadian securities regulatory authorities, the Underwriter may not, throughout the period of distribution under the Offering, bid for or purchase Common Shares for their own accounts or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under Universal Market Integrity Rules for Canadian marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Underwriter may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Common Shares, and may cause the price of the Offered Shares to be higher than would otherwise exist in the open market absent such stabilizing activities. As a result, the price of the Offered Shares may be higher than the price that might otherwise exist in the open market. Such transactions, if commenced, may be discontinued at any time.

S-9

The Underwriter proposes to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriter may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds received by the Company.

The obligations of the Underwriter under the Underwriting Agreement may be terminated at its discretion upon the occurrence of certain events specified in the Underwriting Agreement including standard “litigation out”, “financial out”, “disaster out” “regulatory out” and “material adverse change out” rights of termination.

The Underwriter is obligated to take up and pay for all the Offered Shares offered by this prospectus supplement (not including the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions. The Company has agreed in the Underwriting Agreement to reimburse the Underwriter for its legal fees and certain other expenses in connection with the Offering, in an amount not to exceed US$130,000 (exclusive of taxes and disbursements).

The Company has agreed, pursuant to the Underwriting Agreement, to indemnify the Underwriter and its affiliates and its directors, officers, employees, shareholders and agents and each other person, if any, controlling the Underwriter or its affiliates and against certain liabilities, including liabilities under Canadian and U.S. securities legislation in certain circumstances or to contribute to payments the Underwriter may have to make because of such liabilities.

The Company has agreed in the Underwriting Agreement that it shall not issue, negotiate or enter into any agreement to sell or issue, or announce the issue of, any equity securities of the Company for a period of 90 days from the Closing Date, without the prior written consent of the Underwriter, such consent to not be unreasonably withheld or delayed, other than: (i) the issuance of the Offered Shares; (ii) pursuant to the grant of options or other equity-based awards (including RSUs and DSUs) pursuant to any equity compensation plan in effect as of the date of the Underwriting Agreement and which is disclosed in this Prospectus or the accompanying prospectus; (iii) the issuance of Common Shares upon the exercise or conversion of any convertible securities outstanding as of the date of the Underwriting Agreement or in order to extend the availability period of the Company’s existing credit facility.

The Company has agreed to use its reasonable efforts to cause each director and officer of the Company to enter into lock-up agreements in favour of the Underwriter evidencing their agreement not to, for a period of 90 days following the Closing Date, directly or indirectly offer, sell or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to do any of the foregoing, any Common Shares or other securities of the Company held by them, directly or indirectly or under their control or direction, other than as permitted under the terms of the lock-up agreements.

This prospectus supplement and accompanying prospectus in electronic format may be made available on the website maintained by the Underwriter or its U.S. affiliate participating in the Offering. The Underwriter and its U.S. affiliate may agree to allocate a number of Offered Shares for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to the Underwriter and its U.S. affiliate that may make Internet distributions on the same basis as other allocations. Other than the accompanying prospectus and prospectus supplement in electronic format, the information on these websites is not part of this prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been approved or endorsed by the Company or the Underwriter in its capacity as underwriter, and should not be relied upon by investors.

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The Underwriter and its affiliates have provided in the past to the Company and its affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, the Underwriter and its affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Company’s debt or equity securities or loans, and may do so in the future.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about June 7, 2019, which will be the third business day following the pricing of the Offering. Since trades in the stock market generally settle in two business days, purchasers who wish to trade Common Shares prior to the delivery of the Offered Shares hereunder will be required, by virtue of the fact that the Offering will settle three business days following pricing of the Offering, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of the Offered Shares who wish to trade the Offered Shares prior to their date of delivery hereunder should consult their advisors.

Notice to Investors

European Economic Area

In relation to each Member State of the European Economic Area , no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the relevant competent authority in that Member State in accordance with the Prospectus Directive, except that an offer of such securities may be made to the public in that Member State:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

•	to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the Underwriter for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require the Company or any of the Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive. For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors (as defined in the Prospectus Directive) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the “Order”, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated or caused to be communicated. Each such person is referred to herein as a “Relevant Person”.

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This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters related to the Common Shares offered pursuant to this prospectus supplement will be passed upon on behalf of the Company by Miller Thomson LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to United States legal matters, and on behalf of the Underwriter by Stikeman Elliott LLP with respect to Canadian legal matters and Cooley LLP with respect to United States legal matters. At the date of this prospectus supplement, the partners and associates of Miller Thomson LLP as a group beneficially own less than 1% of the Company's outstanding securities. At the date of this prospectus supplement, the partners and associates of Stikeman Elliott LLP as a group beneficially own less than 1% of the Company's outstanding securities.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the accompanying prospectus and reference should be made to the accompanying prospectus for full particulars thereof.

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar regulatory authorities in each of the provinces British Columbia, Alberta, Ontario, Manitoba and Saskatchewan. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Alexco at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9, Telephone (604) 633-4888. These documents are also available on SEDAR, which can be accessed online at www.sedar.com. Information contained or featured on the Company’s website shall not be deemed to be part of this prospectus supplement or the accompanying prospectus.

This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering.

The following documents, which have been filed by the Company with the securities commissions or similar authorities in British Columbia, Alberta, Ontario, Manitoba and Saskatchewan (the “Commissions”) and filed with or furnished to the SEC, are specifically incorporated by reference into, and form an integral part of, the accompanying prospectus, as supplemented by this prospectus supplement:

(a)	the 2018 AIF, filed on SEDAR on March 13, 2019, except for the technical report dated March 29, 2017 with an effective date of January 3, 2017 as amended on September 14, 2018 prepared by Roscoe Postle Associates Inc. entitled “Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada”;

(b)	the independent technical report dated May 8, 2019 with an effective date of March 28, 2019 prepared by Mining Plus Canada Consulting Ltd. entitled “NI 43-101 Technical Report, Prefeasibility Study of the Keno Hill Silver District Project, Yukon Territory, Canada”, together with the accompanying certificates and consents of qualified persons, all of which were filed on SEDAR on May 8, 2019 (the “PFS”);

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(c)	the management information circular of Alexco dated April 26, 2019 prepared in connection with Alexco's annual general meeting of shareholders to be held on June 6, 2019 (the “Information Circular”), filed on SEDAR on May 2, 2019;

(d)	the unaudited interim condensed consolidated financial statements of Alexco for the three month period ended March 31, 2019, together with the notes thereto (the “Interim Financial Statements”) and related management's discussion and analysis (the “Interim MD&A”), filed on SEDAR on May 8, 2019;

(e)	the audited consolidated financial statements of Alexco for the year ended December 31, 2018, together with the notes thereto and the auditors' report thereon and related management's discussion and analysis (the “Annual MD&A”), filed on SEDAR on March 13, 2019;

(f)	the material change report dated April 2, 2019 in respect of the announcement of the April 2019 Private Placement, filed on SEDAR on April 2, 2019; and

(g)	the term sheet dated June 3, 2019 in connection with the Offering (the “Term Sheet”).

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions and required to be filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this prospectus supplement shall be deemed to be incorporated by reference in this prospectus supplement for the purposes of the Offering.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is included in any report that is filed with or furnished to the SEC after the date of this prospectus supplement and prior to the date that all Offered Shares offered hereunder are sold or the Offering is otherwise terminated, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part (in the case of documents or information deemed furnished on Form 6-K, only to the extent specifically stated therein).

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in the accompanying prospectus shall be deemed to be modified or superseded for purposes of the Offering to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the accompanying prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement or the accompanying prospectus, except as so modified or superseded.

References to the Company's website in any documents that are incorporated by reference into this prospectus supplement and the accompanying prospectus do not incorporate by reference the information on such website into this prospectus supplement or the accompanying prospectus, and the Company disclaims any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement and in the accompanying prospectus under “Documents Incorporated by Reference”, the Underwriting Agreement described in this prospectus supplement and the consents of legal counsel, PricewaterhouseCoopers LLP and the experts referred to and listed under “Experts” in this prospectus supplement have been or will be filed with the SEC and do or will form part of the registration statement of which this prospectus supplement forms a part.

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MARKETING MATERIALS

In connection with the Offering, the Underwriter used the Term Sheet as “marketing materials” (as such terms are defined under applicable Canadian securities laws). The Marketing Materials do not form part of this prospectus supplement and the accompanying prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this prospectus supplement. Any template version of any marketing materials that has been, or will be, filed on SEDAR (www.sedar.com) or with the SEC (www.sec.gov) before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus solely for the purposes of the Offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

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U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to this Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Offered Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the United States; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal income, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules“.

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Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Shares and thereafter as gain from the sale or exchange of the Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Offered Shares will constitute dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

A U.S. Holder generally will recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. The Company believes that it was not a PFIC for the prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and expects that it will not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. In addition, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

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In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

If the Company were a PFIC in any tax year during which a U.S. Holder held Offered Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Offered Shares and with respect to gain from the disposition of Offered Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Offered Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares ratably over its holding period for the Offered Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC.

Certain additional adverse rules may apply with respect to ta U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company's auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Suite 1400, 250 Howe Street, Vancouver, British Columbia, V6C 3S7. PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company, report that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and within the meaning of Public Company Accounting Oversight Board Rule 3520, Auditor Independence.

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The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

EXPERTS

The following are the named persons responsible for the preparation of the PFS, and at the date of that report were “qualified persons”, and all were independent, as then defined in NI 43-101:

Adrian Churcher, P.Eng. of Mining Plus Canada Consulting Ltd.

Zach Allwright P.Eng. of Mining Plus Canada Consulting Ltd.

Paul Hughes, Ph.D., P.Eng. of Mining Plus Canada Consulting Ltd.

Gilles Arseneau, Ph.D., P.Geo. of SRK Consulting (Canada) Inc.

Cliff Revering, PEng, CPAG, BE of SRK Consulting (Canada) Inc.

Hassan Ghaffari, M.A. Sc., P.Eng. of Tetra Tech Canada Inc.

Ting Lu, M. Sc., P.Eng. of Tetra Tech Canada Inc.

David Farrow, Pr.Sci.Nat, P.Geo. of Geostrat Consulting Inc.

Except where specifically indicated otherwise, during its most recently completed financial year and through the date hereof, disclosures by the Company of scientific and technical information regarding exploration projects on Alexco's mineral properties have been approved by Alan McOnie, FAusIMM, Vice President, Exploration of Alexco, while those regarding mine development and operations have been approved by Neil Chambers, P. Eng., an employee of Alexco.

Based on information provided by the other experts named above, other than with respect to Alan McOnie and Neil Chambers as described below, none of the experts above, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates (based on information provided to the Company by the experts) or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Both Alan McOnie and Neil Chambers have been granted stock options of the Company through the course of their respective employments; however, the individual interests held by each of them throughout their respective employment terms at all times represented less than one percent of the issued and outstanding Common Shares.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to certain of its securities, including the Common Shares. This prospectus supplement and the accompanying prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

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The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under the MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

You may read and download any document that the Company has filed with the SEC on the SEC's EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company's profile on the SEDAR website at www.sedar.com.

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Schedule “A” - Summary from PFS

“1.	Summary

1.1	Executive Summary

Mining Plus Canada Consulting Ltd. (Mining Plus) was retained by Alexco Resource Corp. (“Alexco”) to prepare a Preliminary Feasibility Study (“PFS” or the “Study”) and Independent Technical Report (the “Technical Report”) on the Keno Hill Silver Project (the “Project”), located in the Yukon Territory, Canada. The purpose of this report is to disclose the results of the PFS. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Alexco is a public company with its headquarters in Vancouver, B.C. Alexco, through wholly owned subsidiaries, owns the mineral rights for the Keno Hill Silver District (“KHSD” or the “District”) following its successful bid for the assets of United Keno Hill Mines Ltd in 2006. Alexco acquired the properties with all pre-existing liabilities subject to indemnification from the Federal Government of Canada.

The Project contemplates the conventional mining and milling of silver-lead-zinc ore from four deposits in the District. There is an existing mill which will process a high grade silver-lead-zinc ore from four deposits across the District. Over the eight year mine life contemplated in this PFS, the mines will produce 1.18 million (“M”) tonnes of ore at an average 805 grams per tonne (“g/t”) silver (“Ag”), 2.98% lead (“Pb”), 4.13% zinc (“Zn”) and 0.34 g/t gold (“Au”). Following commissioning, the mill will produce two concentrates; a high grade lead-silver concentrate averaging 15,890 g/t Ag, 54% Pb, and 3.7 g/t Au, and a zinc-silver concentrate averaging 649 g/t Ag and 53% Zn. The annualized silver product in concentrate is 4.0 M ounces (“oz”).

The KHSD is a historic mining district, with the first production recorded in 1913. Since that time, an estimated 200 million ounces of silver has been produced from over 30 small mines across the district. Due to the high grade, steeply dipping veins which host the mineralization, the historic mines were typically small underground operations “chasing the vein”, followed by open pit operations beginning in the 1970's to recover the crown pillars.

In the late 1980's, the then-owner United Keno Hill Mining Company (“UKHM”) declared bankruptcy and the site was eventually declared abandoned in 2001, reverting to the Government of Canada. Alexco was the successful bidder in a commercial sale and purchase process and in 2006 became the 100% owner of the assets. Through this transaction, Alexco has the right to mine the deposits and the obligation to develop, permit and implement a reclamation and closure plan for the legacy liabilities across the District. Alexco is fully indemnified for the historic liabilities.

Alexco has been actively developing the Keno Hill Silver District since 2006. Alexco built a new mill complex in 2010 which operated for three years, processing ore from the Bellekeno Mine. Since suspending mining operations in 2013, Alexco has maintained the District on a care and maintenance status and focused on additional exploration leading to increases in the estimated Mineral Resources for the Bermingham and Flame & Moth deposits. In 2018, Alexco completed over 1,000 meters (“m”) of underground development work including an advanced exploration decline at the Bermingham deposit and a new portal and ramp at the Flame & Moth deposit.

The estimated Mineral Resource includes the Bellekeno, Lucky Queen, Flame & Moth, Onek, and Bermingham. The total estimated Mineral Resource inclusive of estimated Mineral Reserve is shown in Table 1-1.

A-1

Table 1-1 Keno Hill Mineral Resources (SRK, 2019)(Effective Date March 28, 2019)

Category	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (Oz)
Indicated	3,875,800	594	0.34	2.0	5.3	74,034,000
Inferred	1,660,600	455	0.20	1.6	3.7	24,271,000

Notes:

1.	All Mineral Resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) of NI 43-101.

2.	Indicated mineralization is inclusive of Mineral Reserves estimates.

3.	Mineral resources are not Mineral Reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.

4.	The mineral resource estimates comprising Bellekeno, Lucky Queen and Flame & Moth, Onek and Bermingham are supported by disclosure in the news release dated March 28, 2019 entitled “Alexco Announces Positive Pre-Feasibility Study for Expanded Silver Production at Keno Hill Silver District” and this Technical Report filed on SEDAR dated May 8, 2019 with an effective date of March 28, 2019. The mineral resource estimate for Bermingham has been updated by disclosure in note 7 below.

5.	The mineral resource estimate for the Bellekeno deposit is based on a geologic resource estimate having an effective date of September 30, 2012. The Bellekeno indicated Mineral Resources are as at September 30, 2013, and reflect the geologic resource less estimated subsequent depletion from mine production.

6.	The mineral resource estimate for the Lucky Queen, Flame & Moth and Onek deposits have an effective date of January 3, 2017.

7.	The resource estimate for the Bermingham deposit has an effective date of March 28, 2019 and is supported by disclosure in the news release entitled “Alexco Announces Positive Pre-Feasibility Study for Expanded Silver Production at Keno Hill Silver District”.

The mine plan for this Project comprises mining from four deposits (also referred to as “mines”); Bermingham, Flame & Moth, Bellekeno, and Lucky Queen. The majority of the ore will come from Bermingham and Flame & Moth (over 90%). Two mines will be operating at any given time, with the exception of the initial three month ramp up period of ore from Bellekeno only.

The mine plan is based on conventional mining methods. Based on the orientation, width of the veins, review of historic mining in the District, and geotechnical information, a combination of mechanized overhand cut and fill, and longhole stoping with cemented rock fill have been selected as the appropriate mining methods for all four deposits. The deposits require the use of mining methods that can adequately support the vein and that are flexible and selective while minimizing the direct mining costs. The backfill is planned to be a mixture of waste rock fill and tailings from the dry stack tailings facility (“DSTF”) with cement added as required.

The estimated Mineral Reserves calculated by Mining Plus for this Project are 1.18 M tonnes grading 805 g/t Ag, 2.98% Pb, 4.13% Zn and 0.34 g/t gold for an overall silver equivalent (“AgEq”) grade of 1,136 g/t AgEq as of March 28, 2019.

The District mill will be recommissioned at the currently permitted average throughput of 400 tonnes per day (“tpd”) (157,000 tonne per year (“tpy”)) with a planned increase in throughput in Year 3, for an overall life-of-mine (“LOM”) average throughput of 430 tpd. The mill is a conventional flotation mill producing two concentrates. Tailings are thickened, filtered, and placed in a conventional DSTF, which will be progressively reclaimed.

The Bellekeno, Flame & Moth and Lucky Queen mines have all permits and authorizations in place to commence full scale mine production. Although licences are also in place for Onek, there are currently no plans for production from this deposit. The Bermingham deposit requires a final licence amendment, expected in the third quarter of 2019, to commence ore production. The mill and tailings facilities are fully permitted.

The Project risks are substantially minimized compared to a greenfields project by a combination of Alexco's previous operations at Keno Hill, the recently completed underground development and drilling, the existing and well maintained infrastructure both onsite and offsite (including grid power) and the safe jurisdiction of the Yukon.

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The initial capital cost is $23.2 M. This initial capital (pre-production prior to achieving positive cash flow) comprises $17.9 M of mine development and PP&E and $5.3 M of net working capital for the initial construction and ramp up period of five months. The LOM sustaining capital is estimated at $76.5 M, primarily for ongoing mine development.

The direct operating costs for the Project are estimated at a total of $362 M or $312 per tonne of ore. These comprise $226 M direct mine costs, $70 M of direct mill costs, and $67 M for site general and administrative (“G&A”) costs (excluding corporate). However corporate costs are included in calculation of all-in sustaining costs (“AISC”).

Revenue derives from selling four metals (silver as main product and lead, zinc and gold as by-products), reporting to two concentrates; a lead-silver concentrate and a zinc-silver concentrate. The Project will produce a total of 58,200 tonnes of lead-silver concentrate and 67,800 tonnes of zinc-silver concentrate over the eight year mine life. Over the LOM, the payable metals produced in these concentrates total 27.2 M oz Ag, 65.4 M pounds (“lbs”) Pb, 67.2 M lbs Zn and 4,707 oz Au.

Metal pricing was based on information from external sources. The LOM net revenue (“Net Smelter Return”) is $652 M and the total cash flow is at $174 M. These are based on metal pricing assumptions as follows:

•	Silver ranging from US$15.75/oz in 2019 to the long-term price of US$18.25/oz;

•	Zinc: US$1.25/lb in 2019 and 2020, and US$1.22/lb thereafter;

•	Lead: US$0.96/lb in 2019, and US$1.00/lb thereafter; and

•	Gold: US$1,275/oz in 2019, US$1,315/oz in 2020 and US$1,325/oz thereafter.

The project economics show this to be a robust project with low capital and high returns with a pre-tax net present value at a 5% discount rate (“NPV5”) of $136.2 M and after-tax NPV5 of $101.2 M. The pre-tax internal rate of return (“IRR”) is 84% and after-tax IRR is 74%. Considering the Project on a stand-alone basis, the undiscounted after-tax cash flow totals $129.3 million over the mine life. Simple payback occurs approximately two years from start of production, approximately 26 months after the end of the initial capital period).

The brownfields nature of the Project means a relatively rapid timeline to full production of six months total. The pre-production period is expected to require up to three months, during which the mill modifications and construction of the additional surface infrastructure (expansion of camp, offices) will be completed. Once the permitting process is completed, underground development will continue and the mill will be re-commissioned. The ramp up to full production in the mill is expected to take three months.

Exploration will continue at Keno Hill, to expand the current resources and in the short term is particularly focused on the Bermingham deposit. Alexco plans approximately 7,500 m of surface diamond drilling at Bermingham and other areas in Galena Hill in 2019; this is not included in the Project costs summarized in this Technical Report. It is recognized that there remains considerable estimated Mineral Resources in the indicated category after extraction of the Mineral Reserves considered herein.

1.2	Technical Summary

1.2.1	Property Description and Ownership

The Keno Hill Silver Project is located on Alexco's Keno Hill Silver District (KHSD) in the central Yukon. The site is located approximately 350 km north of Whitehorse, Yukon, Canada in central Yukon and is in the traditional territory of First Nation of Na-Cho Nyäk Dun (FNNND). Access to the property is via the Alaska, Klondike and Silver Trail highways from Whitehorse to Mayo (407 km) and an all-weather gravel road northeast from Mayo to Elsa (45 km); a total distance of 452 km.

Alexco Keno Hill Mining Corp. (AKHM) is a wholly-owned subsidiary of Alexco and has been incorporated for operation of mineral extraction and development in the KHSD. Elsa Reclamation and Development Company Ltd. (ERDC), a wholly owned subsidiary of Alexco, continues to advance the development and eventual implementation of the District Wide Closure Plan (ESM Reclamation Plan) which addresses the historic environmental liabilities of the district from past mining activities. The potential liabilities associated with the historic operations in the KHSD are indemnified by the Government of Canada under the terms and conditions of the commercial agreement subject to the requirement for ERDC to develop, permit and implement the site Reclamation Plan. The Reclamation Plan for the historic liabilities is currently being reviewed by the Yukon Environmental and Socio-economic Assessment Board (YESAB).

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Alexco has been actively developing the KHSD since 2006 under this unique contractual arrangement with the Government of Canada whereby it can enter into production at historic and newly discovered deposits within the district while it undertakes reclamation activities to remediate historic environmental impacts.

The KHSD quartz mining claims and quartz mining leases are held by one of two wholly-owned subsidiaries of Alexco: ERDC or AKHM. The current property ownership, access and licences cover the areas included in the geological model, Mineral Resources and Mineral Reserves in this study.

Alexco has exploration, maintenance, and camp facilities near the location of the historic mining town of Elsa, which is located just off the Silver Trail Highway, and administration, mill and mine facilities at the mill complex located near Keno City, as shown in Figure 1-1. The KHSD is well connected by a network of public and private gravel roads. A large number of roads constructed for past mining operations are still serviceable. The KHSD is supplied with electrical power by Yukon Energy Corporation from two hydroelectric plants near Mayo. The area is covered by NTS map sheets 105M/13 and 105M/14.

The central Yukon is characterized by a subarctic continental climate with cold winters and warm summers. Exploration and mining work can be carried out year-round. Annual precipitation averages 28 cm. Half of this amount falls as snow, which starts to accumulate in October and remains into May or June. The landscape surrounding the KHSD is characterized by rolling hills and mountains with a relief of up to 1,600 m. The highest elevation is Keno Hill at 1,975 m. Slopes are gentle except the north slopes of Keno Hill and Sourdough Hill.

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Source: 2018 photo from Alexco files

Figure 1-1 View of the Existing District Mill Showing the Dry Stack Tailings Facility and Christal Lake

1.2.2	History

The Keno Hill mining camp area has a rich history of exploration and mining dating back to the beginning of the 1900s. Notable periods of interest in the historic evolution of the Keno Hill mining camp included: :

•	Early gold prospecting near Mayo, particularly after the Klondike gold rush of 1898;

•	The first silver was found in 1903 and small-scale mining commenced in 1913 at the Silver King mine;

•	The end of the First World War and high silver prices led to renewed exploration and production activity by the Yukon Gold Company and later Keno Hill Limited;

•	In the early 1920s, the Treadwell Yukon Company Limited (TYC) started mining.

•	The 1950s proved to be the most successful period, starting in the early 1960s, new discoveries, and additions to mineral inventory were less than production.

•	After the Second World War there was a sharp decline in activity in the Keno Hill camp until a new company, Keno Hill Mining Company Ltd., later United Keno Hill Mines Ltd. (UKHM), purchased all TYC properties, started production and sparked increased exploration activity. Production was primarily from underground mining, following the silver veins;

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•	The peak activity occurred in the 1950s and early 1960s, with new discoveries across the district adding to mineral inventory and production from the larger underground complexes such as the Hector Calumet camp;

•	Open pit mining began in the late 1970's, mainly to recover crown pillars; from 1982 to 1985 Sadie-Ladue and Shamrock were mined on a small scale basis, and from 1989 to 1990 Shamrock, Silver King, Hector-Calumet, Lucky Queen, and Keno were mined;

•	UKHM stopped production from the Keno Hill District permanently in early 1989; and

•	The mine was declared abandoned in 2001 by the Government of Canada and the assets reverted to the Crown.

Alexco acquired the KHSD in 2006 and produced from Bellekeno mine from 2011 to 2013. Exploration has resulted in development and identification of the Lucky Queen, Flame & Moth, Onek, and Bermingham deposits.

1.2.3	Geology

The Keno Hill mining camp is located in the northwestern part of the Selwyn Basin in an area characterized by the Robert Service and Tombstone Thrust Sheets that are overlapping and trend northwest. The area is underlain by Upper Proterozoic to Mississippian rocks that were deposited in a shelf environment during the formation of the northern Cordilleran continental margin. The KHSD geology is dominated by the Mississippian Keno Hill Quartzite comprising the Basal Quartzite Member and conformably overlying Sourdough Hill Member. The unit is overthrust in the south by the Upper Proterozoic Hyland Group Yusezyu Formation and is conformably underlain in the north by the Devonian Earn Group (McOnie and Read, 2009).

Mineralization is of the polymetallic silver-lead-zinc vein type that typically exhibits a succession of hydrothermally precipitated minerals from the vein wall towards the vein centre. However, in the KHSD, multiple pulses of hydrothermal fluids or fluid boiling, probably related to repeated reactivation and breccia formation along the host fault structures, have formed a series of vein stages with differing mineral assemblages and textures. Supergene alteration may have further changed the nature of the mineralogy in the veins. Much of the supergene zone may have been removed due to glacial erosion.

In general, common gangue minerals include (manganiferous) siderite and, to a lesser extent, quartz and calcite. Silver predominantly occurs in argentiferous galena and argentiferous tetrahedrite (freibergite). In some assemblages, silver is also found as native silver, in polybasite, stephanite, and pyrargyrite. Lead occurs in galena and zinc in sphalerite, which at the KHSD can be either an iron-rich or iron-poor variety. Other sulphides include pyrite, pyrrhotite, arsenopyrite, and chalcopyrite.

The Keno Hill mining camp has long been recognized as a polymetallic silver-lead-zinc vein district with characteristics possibly similar to other well-known mining districts in the world. Examples of this type of mineralization include the Kokanee Range (Slocan), British Columbia; Coeur d'Alene, Idaho; Freiberg and the Harz Mountains, Germany; and Príbram, Czech Republic.

In the KHSD, the largest accumulation of minerals of economic interest occur in areas of increased hydrothermal fluid flow in structurally prepared competent rocks such as the Basal Quartzite Member and Triassic Greenstone. Incompetent rocks like phyllites tend to produce fewer and smaller (if any) open spaces, limiting fluid flow and resulting mineral precipitation.

1.2.4	Exploration and Drilling

The exploration conducted by Alexco since 2005 is the first comprehensive exploration effort in the KHSD since 1997. The work has included a program of geologic data compilation, aerial geophysical surveying, and surface core drilling. Alexco converted the historic maps and documents from nearly 70 years of mining in the district to digital form. The digital data has been used to construct district scale maps and three-dimensional (3D) mine models.

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Since acquiring the Keno Hill property, Alexco has completed a total of 737 surface diamond drill holes for a total of 189,529 m. In addition, a total of 431 underground holes for 29,673 m has also been completed, mainly at Bellekeno, but also includes 24 holes for 4,213 m HQ drilled in 2018 from the Bermingham exploration decline.

Exploration drilling by Alexco has primarily been conducted to test targets immediately adjacent to historic resource areas and, to a lesser extent, to evaluate targets based on interpretation of exploration data. The objective has been to locate structurally controlled vein mineralization.

Standard logging and sampling conventions are used to capture information from the drill core. Since 2010 all core logging data has been directly digitally entered to the geology database with data including comments captured in separate tables including lithology, structure, mineralization type, intensity of oxidation, phases and abundance of veining, alteration, stratigraphy, and geotechnical.

1.2.5	Mineral Resource Estimate

Definitions for resource categories used in this report are consistent with the CIM definitions incorporated by reference into NI 43-101. The resource evaluations reported herein are a reasonable representation of the global polymetallic Mineral Resources in the Bellekeno, Lucky Queen, Flame & Moth, Onek, and Bermingham deposits given the current level of sampling.

The Mineral Resources have been estimated in conformity with the generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practices Guidelines (CIM, 2003) and are reported in accordance with NI 43-101. Mineral resources are not Mineral Reserves and have not demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve.

In the opinion of SRK Consulting (Canada) Inc. (SRK), the resource evaluations reported herein are a reasonable representation of the global polymetallic Mineral Resources in the Bellekeno, Lucky Queen, Flame & Moth, Onek, and Bermingham deposits given the current level of sampling. The databases used to update the Bellekeno mine and Flame & Moth mineral resource estimates were audited by the Qualified Persons (QPs). The QPs are of the opinion that the current drilling information is sufficiently reliable to interpret with confidence the boundaries for the polymetallic mineralization and that the assay data are sufficiently reliable to support mineral resource estimation.

Mintec's MineSight software was used to construct the geological solids for all five deposits. The Lucky Queen and Onek, geological models and database were imported into GEMS format Access databases for geostatistical analysis, block model construction, metal grades estimates, and the tabulation of the Mineral Resources. Maptek's Vulcan software was used for geostatistical analysis and block model estimation for the Bermingham mineral resource estimate. Isatis was used for geostatistical analysis and variography, block model construction, estimating metal grades, and mineral resource tabulation for Bellekeno. The Lucky Queen, Flame & Moth, and Onek block models were estimated using GEMS.

Methodology for the five deposits employed the following procedures:

•	Database compilation and verification;

•	Construction of wireframe models for the boundaries of the polymetallic mineralization;

•	Definition of resource domains;

•	Estimation of bulk density;

•	Data conditioning (compositing and capping) for geostatistical analysis and variography;

•	Block modelling and grade interpolation;

•	Resource classification and validation;

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•	Assessment of “reasonable prospects for economic extraction” and selection of appropriate cutoff grades; and

•	Preparation of the Mineral Resource Statement.

A summary of the mineral resource estimate for the Project is shown in Table 1-2.

Table 1-2 Summary of Mineral Resource Estimates as at March 28, 2019

Category[1,2,3]	Deposit	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)
Indicated	Bellekeno2,4&5	262,000	585	n/a	3.5%	5.3%	4,928,000
	Lucky Queen2,4&6	132,300	1,167	0.2	2.4%	1.6%	4,964,000
	Flame & Moth2,4&6	1,679,000	498	0.4	1.9%	5.3%	26,883,000
	Onek4&6	700,200	191	0.6	1.2%	11.9%	4,300,000
	Bermingham2,4&7	1,102,300	930	0.1	2.4%	1.7%	32,959,000
Total Indicated		3,875,800	594	0.34	2.0%	5.3%	74,034,000
Inferred	Bellekeno4&5	243,000	428	n/a	4.1%	5.1%	3,344,000
	Lucky Queen4&6	257,900	473	0.1	1.0%	0.8%	3,922,000
	Flame & Moth4&6	365,200	356	0.3	0.5%	4.3%	4,180,000
	Onek4&6	285,100	118	0.4	1.2%	8.3%	1,082,000
	Bermingham4&7	509,400	717	0.2	1.7%	1.5%	11,743,000
Total Inferred		1,660,600	455	0.2	1.6%	3.7%	24,271,000

Notes:

1.	All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) of NI 43-101.

2.	Indicated mineralization is inclusive of mineral reserves estimates.

3.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.

4.	The mineral resource estimates comprising Bellekeno, Lucky Queen and Flame & Moth, Onek and Bermingham are supported by disclosure in the news release dated March 29, 2017 entitled “Alexco and Silver Wheaton Amend Silver Purchase Agreement and Alexco Announces Positive Preliminary Economic Assessment for Expanded Silver Production at Keno Hill” and the technical report filed on SEDAR dated March 29, 2017 with an effective date of January 3, 2017. The mineral resource estimate for Bermingham has been updated by disclosure in note 7 below.

5.	The mineral resource estimate for the Bellekeno deposit is based on a geologic resource estimate having an effective date of September 30, 2012. The Bellekeno indicated mineral resources are as at September 30, 2013 and reflect the geologic resource less estimated subsequent depletion from mine production.

6.	The mineral resource estimate for the Lucky Queen, Flame & Moth and Onek deposits have an effective date of January 3, 2017.

7.	The resource estimate for the Bermingham deposit has an effective date of March 28, 2019 and is supported by disclosure in the news release entitled “Alexco Announces Positive Prefeasibility Study for Expanded Silver Production at Keno Hill Silver District”.

1.2.6	Mineral Reserve Estimate

The Mineable Shape Optimizer (MSO) tool was used to create mineable shapes using the NSR values coded into the block models. The results generated from the MSO process were used as guidance to generate detailed development layouts and crosscut designs. The economic viability of all stope blocks and levels were tested to ensure that all ore is economically viable.

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The Mineral Reserves (Table 1-3) reflect the total Mineral Reserves for the Keno Hill Silver District. External dilution and mineable recovery has been applied to the Mineral Reserves. Please note that rounding of tonnes, average grades, and contained metal may result in apparent discrepancies with totals rounded.

Table 1-3 Mineral Reserves, Alexco Resource Corp. – Keno Hill Silver District Project

Deposit[3]	Category	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Contained Metal (000 oz Ag)	Contained Metal (000 oz Au)	Contained Metal (M Ibs Pb)	Contained Metal (M Ibs Zn)

Bellekeno	Proven	-	-	-	-	-
	Probable	40,109	843.1	11.79	6.31	-	1,087	-	10	6
Lucky Queen	Proven	-	-	-	-	-	-		-	-
	Probable	70,717	1,244.39	2.63	1.38	0.12	2,829	-	4	2
Flame and Moth	Proven	-	-	-	-	-	-		-	-
	Probable	704,211	671.95	2.71	5.73	0.49	15,214	11	42	89
Bermingham	Proven	-	-	-	-	-	-		-	-
	Probable	362,343	972.02	2.59	1.32	0.13	11,324	2	21	11
Total	Proven	-	-	-	-	-	-		-	-
	Probable	1,177,380	804.51	2.98	4.13	0.34	30,454	13	77	107

Notes:

1.	Mineral reserves are reported herein based on an NSR cutoff value using estimated metallurgical recoveries, assumed metal prices and smelter terms, which include payable factors, treatment charges, penalties, and refining charges

2.	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces

3.	The Bellekeno, Lucky Queen, Flame & Moth and Bermingham deposits are incorporated into the current mine plan supported by disclosure in the news release dated March 28, 2019 entitled “Alexco Announces Positive Pre-Feasibility Study for Expanded Silver Production at Keno Hill Silver District”.

4.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.

The Mineral Reserves identified comply with CIM definitions and standards for a NI 43-101 technical report. Detailed information on mining, processing and other relevant factors are contained in the following sections and combined demonstrate that the KHSD Project is an economically viable project.

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1.2.7	Mining Methods

The project contains four separate deposits: Bellekeno, Bermingham, Flame & Moth, and Lucky Queen. All are characterized by high-grades and narrow vein widths. A photo of the existing Bellekeno portal is shown in Figure 1-2, and similarly of the current Bermingham portal in Figure 1-3.

Source: 2018 photo from Alexco files

Figure 1-2 View of the Current Bellekeno Portal

Source: 2-18 photo from Alexco files

Figure 1-3 View of the Current Bermingham Portal

The KHSD is historically known for locally challenging ground conditions encountered that limit the applicable mining methods to fully supported methods with limited spans, such as cut and fill or very small scale longhole. For most of its historic mining life, the most successful method was square set stoping with timber.

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Historical mining methods used in the KHSD have included cut and fill, small scale longhole stoping, shrinkage stoping, and square set stoping. The veins typically have dips around 70 to 80 degrees but vary between deposits from approximately 50 degrees at Lucky Queen to 80 degrees at Flame & Moth.

Numerous geotechnical studies have been carried out on the KHSD most recently by Jacobs Engineering (Jacobs, 2019). Geotechnical data for this study was only available for the Flame & Moth and Bermingham deposits which comprise approximately 90% of the PFS mill feed. Operational experience gained during previous production mining at the Lucky Queen and Bellekeno deposits has been used to guide (but not directly influence) the development of geotechnical mine design parameters for the PFS. At a feasibility level the geotechnical conditions of the Lucky Queen and Bellekeno would need to be verified.

To understand the ground conditions at the KHSD Project, geotechnical domains were created for the BM and FM deposits. Preliminary geotechnical parameters were assessed using major lithology types as identified by Alexco geology personnel. The geotechnical domains are outlined below on which ground support designs have been based:

•	Domain 1: Quartzite (waste development);

•	Domain 2 Schist (waste development);

•	Domain 3: Faults (waste and production development); and

•	Domain 4: Mineralization (production development).

Based on the estimated rock mass classification Q values, ground support classes were developed for standard lateral development and production drifts for the Flame & Moth and Bermingham deposits. Mining of the Lucky Queen and Bellekeno deposits will exploit existing underground development. For this study, previously used ground support standards or the standards outlined for the Flame & Moth and Bermingham deposits (whichever provides greater capacity) will be used in the limited additional development that is planned. The ground support uses conventional technology; a combination of shotcrete, rock bolts and mesh.

In general, the infrastructure and development excavations are open for the long-term, and support has been designed accordingly. The infrastructure has been designed to avoid areas with potential poor ground conditions; in some situations, this is unavoidable, and support will be increased to provide long term stability.

The mine design strategy for the Project was to design as many areas as practical using small scale longhole mining methods while planning mechanized overhand cut and fill for areas where ground conditions were poor, or where the combination of vein dip and true width was not compatible with longhole stoping methods. A 3D design of the development and stope shapes was completed for all four deposits using Deswik Software.

Based on the orientation, width of the veins, review of historic mining in the district, and geotechnical information, a combination of mechanized overhand cut and fill, and longhole stoping with cemented rock fill has been selected as the appropriate mining methods for all four deposits. The deposits require the use of mining methods that can adequately support the vein and that are flexible and selective while minimizing the direct mining costs. The backfill is planned to be a mixture of waste rock fill and tailings from the DSTF with cement added as required.

For the majority of the mine life two deposits will be providing mill feed at all times. The only exceptions are early in the mine life when only the Bellekeno mine will be producing ore and late in the mine life. There will be a 10-month development period at Flame & Moth and Bermingham with steady state production being reached in Year 2 of the 8-year mine life. Steady state production over the 8-year mine life will average about 160,000 tonnes per annum.

Revenue comes from selling four metals (silver as main product and lead, zinc and gold as by-products), reporting to two concentrates; a lead-silver concentrate and a zinc-silver concentrate. Stope shapes and mining areas were created and manually validated based upon an NSR value per tonne cutoff of $339. This NSR cutoff value was calculated by using the initial operating cost estimate. Mining recovery was applied at 95% for Bellekeno, Flame & Moth, Bermingham and Lucky Queen which is in line with Alexco's historic operational experience. All stope shapes and mining areas were reviewed to remove any unprofitable areas.

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To maximize project value a higher cutoff value was selected on a mine-by-mine basis. This accelerates payback and eliminates the scheduling of marginal or near marginal tonnes. Based on the directive of Alexco management to target minimum 650 g/t Ag average LOM head grade for each deposit. The cut off values selected to meet this mandate are in Table 1-4 below.

Table 1-4 Mine Design Criteria – Cutoff Values

Mine	Cutoff Value ($/t)
Bellekeno	420
Lucky Queen	460
Bermingham	350
Flame & Moth	350

Stope dilution is calculated in the block model for each block, based on the specific block width, and is also reported to give an average dilution for the entire stope. To factor in unplanned dilution outside the stopes shapes boundaries, a dilution skin of 0.5 m was applied to both the hanging wall (HW) and footwall (FW) during the stope optimizer process. This dilution was considered when evaluating whether or not shapes are economic to ensure only diluted economic stope shapes are included in the mine plan.

Internal dilution (Planned Dilution) is primarily a function of the width of the orebody and minimum mining width. Minimum mining width for cut and fill method in both Bermingham and Flame & Moth deposits is 3.5 m wide and for the Lucky Queen deposit is 2.5 m wide which is determined from the size of the equipment selected and consistent with the geotechnical design parameters. For longhole stoping, the minimum mining width is planned at 1.8m. Dilution for the four deposits is; Flame & Moth 15%, Bermingham 37%, Lucky Queen 39%, and Bellekeno 21%.

The underground mine design for all four deposits results in reserves of 1,177,380 tonnes (diluted) with an average grade of 805 g/t Ag, 2.98% Pb, and 4.13% Zn. The overall NSR value for the reserve is $554/tonne.

A monthly production schedule was generated using excel for each task associated with mine development and production. This schedule was created using Deswik Scheduling software and targeted approximately 16,000 tonnes ore/month coming from two deposits at any given time. The total annual mill feed and waste production from the four mines are summarized in Table 1-5 below.

Table 1-5 Mine Production Summary

	TOTAL	2019	2020	2021	2022	2023	2024	2025	2026	2027
ORE TONNES	1,177,380	58,384	136,174	163,200	199,800	198,800	142,324	164,655	105,468	8,575
WASTE TONNES	755,123	102,696	235,874	147,658	122,717	45,717	51,897	28,920	19,644	-
TOTAL TONNES	1,932,502	161,080	372,048	310,858	322,517	244,516	194,222	193,575	125,111	8,575
Calculated Average Grade

Ag(g/t)	805	881	875	903	784	796	775	822	595	672
Au(g/t)	0.34	0.1	0.3	0.3	0.3	0.3	0.4	0.4	0.5	0.9
Pb(%)	2.98%	9.1%	2.5%	3.3%	2.9%	2.6%	3.3%	2.0%	2.0%	2.2%
Zn(%)	4.13%	5.5%	3.7%	3.3%	4.3%	3.6%	4.3%	3.4%	6.6%	8.7%
Calculated Contained Metal

Ag(Oz)	30,453,593	1,653,067	3,832,080	4,740,188	5,034,181	5,088,284	3,548,358	4,353,560	2,018,645	185,230
Au(Oz)	12,992	119	1,191	1,572	1,844	1,862	2,029	2,380	1,752	243
Pb(lbs)	77,289,572	11,712,803	7,367,704	11,981,444	12,644,948	11,156,854	10,219,624	7,128,997	4,656,048	421,150
Zn(lbs)	107,195,512	7,119,086	11,101,079	11,734,556	19,030,982	15,630,812	13,436,290	12,247,614	15,258,571	1,636,522

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Key equipment requirements during the pre-production and production period will include jumbos, load-haul-dumps (LHDs), haulage trucks, bolters, shotcrete sprayers and a longhole drill. Raise development will be carried out using alimaks. Alexco currently owns much of the mining equipment required; the additional major equipment required is assumed to be leased for the Project.

Manpower will consist of technical staff, mining crews, mechanics, electricians and other support staff. Manpower reaches 222 personnel at full production with up to 122 personnel on site at any given time.

The ventilation system for each deposit is designed to meet Yukon regulations. Permanent fans will be located on surface at the raise collars. All intake air entering the mine workings will be heated above freezing point during the winter months.

1.2.8	Metallurgical Testing and Mineral Processing

Metallurgical testwork has been conducted independently on each of the four deposits included in the production plan independently. Testwork performed from 1996 through 2009 was the basis for the design and construction of the mill facility in 2010. The Bellekeno mine and mill complex achieved commercial production in January 2011, processing an average of 253 tpd in 2012. Since 2011, samples from Lucky Queen, Flame & Moth, and Bermingham deposits were tested to assess flotation performance.

The KHSD Property (the Property) is of a polymetallic silver-lead-zinc vein type mineralization. According to this PFS production plan, additional deposits of Flame & Moth, Bermingham, and Lucky Queen, as well as the remnant Bellekeno deposit will feed the mill complex at 400 tpd for the first two years before reaching the peak capacity 550 tpd at year three. Bellekeno mineralization at the Property was processed in the Keno Hill District Mill at 250 tpd from 2011 and 2013. The existing Keno Hill District Mill will be upgraded to allow processing of material from additional deposits at the increased feed capacity.

Based on metallurgical testwork described in Section 13.0 and previous operation experience, a conventional sequential flotation process with regrinding stages on both lead and zinc rougher concentrates has been selected for this Project to produce silver-lead concentrate and zinc concentrate. The target primary grind size P80 was designed to be 100 to 120 µm to recover liberated lead and zinc minerals in rougher flotation circuits. A regrind mill in each of the lead and zinc cleaner flotation circuits will be included for further liberation and upgrading.

Based on the mill capacity/modification reviews, modifications to the existing Keno Hill District Mill will be required in three areas including grinding circuit, flotation circuit, and tailings dewatering circuit and have been included in this PFS. Specifically, one additional grinding ball mill, two regrinding ball mills, and one larger plate frame filter for tailings dewatering will be installed. To reach the higher rate 550 tpd, campaigns will be run to identify additional modifications in the initial operation. An allowance of $1 million has been included in this Project for this purpose.

Ore will be crushed and then processed in a conventional flotation mill producing two concentrates. Concentrates will be thickened, filtered, and trucked off site for sale. Tailings will be also thickened, filtered, and stored in a dry stack tailing facility adjacent to the mill. Process water will be stored in the mill pond adjacent to the mill complex and recycled to the plant for varied applications. A simplified process flowsheet is included in Section 17.0 (Figure 17-1). The primary makeup water source is from the Flame & Moth underground mine which will be treated within the already constructed water treatment plant.

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The expected metallurgical recoveries are shown in Table 1-6 for the life of mine (including ramp up and commissioning) and for the period after the ramp up and commissioning in Year 1. The total concentrate production over the life of mine is shown in Table 1-7. Also shown in this table, for comparison, is the concentrate production starting after the ramp up and commissioning period through to the end of the mine life.

While the overall recoveries are similar for both time periods, the concentrate characteristics differ. This is due to the different head grades and metallurgical performance of the Bellekeno ore which is used for the start up and commissioning.

Table 1-6 Expected Metallurgical Performance1 – Recovery to Concentrates

	Average LOM	Average LOM Following Commissioning[2]
% into Pb-Ag Concentrate
Ag	90.9	90.9
Pb	88.6	88.3
Au	49.0	49.0
% into Zn Concentrate
Ag	4.6	4.7
Zn	73.6	73.5

Notes:

1.	Based on the mineral reserves presented in Section 15 and mine plan presented in Section 16, metallurgical testing presented in Section 13.

2.	“following commissioning” refers to Year 2 through to end of mine.

Table 1-7 Expected Metallurgical Performance1 – Concentrates

	LOM (including year 1)	Average LOM Following Commissioning[2]
Pb-Ag Concentrate
Dry tonnes	58,151	52,772
Ag g/t3	14,822	15,890
Pb %[3]	54.0	54.0
Au g/t3	3.4	3.7
Zn Concentrate
Dry tonnes	67,768	65,436
Ag g/t3	642	649
Zn %[3]	53.0	53.0

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Notes:

1.	Based on the mineral reserves presented in Section 15 and mine plan (Section 16).

2.	“following commissioning” refers to Year 2 through to end of mine.

3.	Grades are calculated weighted averages

1.2.9	Project Infrastructure

There is considerable infrastructure on site since the mine was in production from 2011 to 2013. This infrastructure has remained either in use (by the site activities for Care and Maintenance) or has been regularly maintained.

In Elsa, there are administrative, engineering and exploration offices, as well as maintenance and warehouse facilities. The nearby Flat Creek camp facilities include bunkhouses, a kitchen facility and drillers dry, as well as houses at the old Flat Creek town site (part of Elsa).

At the mill, to the east of Elsa and adjacent to the Flame & Moth portal, there are mine and mill offices and dry, an assay lab, and the mill and DSTF complex as shown in Figure 1-1 above. Power, water, roads and communications are in place and maintained throughout the site. There is a network of access roads and haul roads throughout the district. Haul roads have been upgraded between Bermingham and the mill, and a bypass constructed around Keno City to reduce traffic and noise for the residents.

There is minimal additional infrastructure required for this Project; minor additional office/dry expansion, and mill modifications to reliably achieve the throughput. The capital projects required for mine development, such as ventilation raises, are included in the mine planning and costing.

Offsite infrastructure includes highway access to between Whitehorse and the Keno Hill site as well as to Skagway (for concentrate shipping). Alexco has an administrative office in Whitehorse. No additional offsite infrastructure is required for this Project.

1.2.10	Market Studies and Contracts

The principal commodities at KHSD are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. Future production will continue to be sold in concentrate form and revenue will be based on terms provided by traders or smelters to which the concentrate is sold. For the economic analysis herein, concentrate sales terms were developed from discussions with various traders or smelters, and compared with other current projects.

Alexco has entered into contracts with the following companies to support the operations of the Project:

•	Canadian Lynden Transport is contracted by Alexco to transport lead and zinc concentrates to a smelter in North America and to back haul supplies to the site;

•	Yukon Energy Corporation provides power under contract to various substations; and

•	Superior Propane provides propane with the largest consumption for mine air heating in the winter.

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1.2.11	Environmental Studies, Permitting, and Social or Community Impact

Alexco and its subsidiary, ERDC, have a unique commercial agreement with the Government of Canada in which Alexco is responsible for the care, maintenance, and closure of the historical mines, with government and company funding provided to address the historical liabilities. Under the agreement, Alexco is indemnified from the historic environmental liabilities. The company, along with territorial, federal, and First Nation governments, is responsible for developing a district-wide closure plan that addresses these historic environmental liabilities arising from past mining activities. The UKHM Reclamation Plan is currently within the Yukon environmental assessment process under the Yukon Environment and Socio-economic Assessment Act (YESAA). That work is not part of this PFS.

1.2.11.1	Environment and Water Quality

The KHSD has an extensive database of environmental monitoring and environmental impacts assessments, going back twenty years in some areas. This is in large part due to the historic operations and the reclamation planning requirements. The additional environmental requirements for both operations and closure have been clearly defined through the permitting processes.

Geochemical and water quality studies consistently show that the site is not a source of acid rock drainage. However, oxidation of sulphides and metal leaching under circumneutral conditions does occur, with local zones of acidity in areas of higher sulphide material, particularly proximal to the mineralized veins. The tailings are neither net acid generating nor a source of metal leaching. Tailings are deposited in a lined dry stack tailings facility which is progressively reclaimed during operations. There are comprehensive waste management, water management and monitoring programs defined by permits and in effect on site.

1.2.11.2	Environmental Assessment and Permitting

The Bellekeno, Flame & Moth, and Lucky Queen mines have all permits and authorizations in place to commence full scale mine production. Although licences are also in place for Onek, there are currently no plans to bring this deposit into production.

The Bermingham deposit has in place a Class 4 Mining Land Use Approval which authorizes the underground development and advanced exploration drilling completed to date. Before milling and further mining of material from the Bermingham deposit, an amendment to the Water Use Licence and Quartz Mining Licence are required. The water licence renewal process is well advanced. The public hearing process is expected in Q2 2019 followed by issuance of the water licence amendment in Q3 2019.

The existing approvals and amendments submitted are for the mill throughput of 400 tonnes per day (tpd) (based upon a 12-month average) and would require a minor amendment to increase mine throughput to 550 tpd.

1.2.11.3	Community and First Nations

The KHSD is situated in the traditional territory of the FNNND. Alexco has met regularly with stakeholders and First Nations regarding their ongoing operations as well as the new plans, presenting detailed information about the Project and seeking expression of concerns.

Alexco has signed a Comprehensive Cooperation and Benefits Agreement (CCBA) with the FNNND that recognizes the rights, obligations, and opportunities of the two parties. The Agreement includes detailed discussion about respecting and protecting the environment, including enhanced opportunities for FNNND to be involved in environmental management of all operations, from mining through to closure and reclamation. The CCBA was reviewed and amended in May 2016 and there are no material changes to the CCBA.

1.2.11.4	Mine Reclamation and Closure

An updated Reclamation and Closure Plan was approved by the Government of Yukon in 2018 that encompasses all of the active mining and processing activities in the KHSD (Alexco, 2018). Alexco will have a site presence for many years while reclamation of the historical liabilities occurs. Therefore, monitoring of the Bellekeno, Lucky Queen, Flame & Moth, and Bermingham mine areas can be integrated with KHSD monitoring programs over the long term. This is expected to improve the efficiency of these ongoing water treatment and monitoring activities.

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The YG requires financial security in the form of a letter of credit to cover potential liabilities associated with the cost of reclamation and closure. Alexco has posted a total of $6.5M of security. The estimated cost for the additional reclamation is recently estimated at $6.6M. Any additional security that may be required following amendment of the quartz and water use licence would be posted as change to the value of the current surety.

1.2.12	Capital and Operating Costs

Capital costs were developed by Alexco, Mining Plus and Tetra Tech (process plant only). Mining Plus and Tetra Tech reviewed the costs in detail and modified as required to be consistent with a PFS study and the Project. All costs are in Canadian dollars unless otherwise noted. Mining Plus considers the accuracy of capital cost estimate components to be at a prefeasibility level of +/- 25%. A 12.5% contingency has been included in the capital cost estimate based upon a review of the capital details.

The capital cost estimates are based primarily on quotations by vendors on equipment, mill modifications, materials, and supplies. The remaining estimates were developed from first principles and previous site experience. Escalation has not been included in the estimate. The capital cost estimates were generated by Alexco and were reviewed and modified based upon detailed review by Mining Plus.

The capital costs include the restart of the Bellekeno mine, completion of development of the Flame & Moth deposit, completion of development of the Bermingham deposit and the reopening of the Lucky Queen plus the necessary modifications to process plant and infrastructure for the restart of operations.

The capital cost estimate for the Project includes the initial and sustaining capital costs. The initial (pre-production) capital cost of $23.2 million comprises two components: $17.9 million of mine development, PP&E (property, plant and equipment), mill upgrades and site wide infrastructure modifications costs prior to mill recommissioning, plus an additional $5.3 million of net working capital for two months of ramp up prior to achieving positive cash flow.

Total sustaining capital (including underground development and property, plant and equipment (PP&E)) is estimated to be $76.5M which excludes the initial capital of $23.2M. The sustaining capital is mainly the major mine development in the deposits to be mined.

The LOM direct operating costs total $362 million comprising $226 million of direct mine costs (primarily mine development), $70 million of direct processing costs, and $67 million for site general and administrative (“G&A”) costs (excluding corporate) as shown in Talbe 1-8. This corresponds to a LOM unit cost of $312 per tonne of ore. These costs were developed by Alexco and reviewed by Tetra Tech and Mining Plus. Operating costs do not include contingency. Operating costs are in Canadian dollars. Operating costs are based on vendor quotations or build up from first principles.

Table 1-8 Life of Mine Direct Operating Cost Summary1

Area	LOM Opex ($ M)	Unit Cost ($/tonne ore)
Mine	225.9	194
Mill	69.5	60
G&A	66.9	58
LOM Total Site	362.3	312

1 Summary excludes the capitalized operating cost from Jul 2019 to Nov 2019

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1.2.13	Economic Analysis

The Project presented herein will process 1.18 million tonnes of ore and produce two concentrates; 52,772 tonnes of lead silver concentrate and 65,436 tonnes of zinc concentrate. The LOM total payable silver in concentrate is 27.2 million ounces, or an annualized silver production of 4 million ounces per year. At the design processing throughput averaging 430 tpd over the mine life, following ramp up, the current project life totals 8 years. The Project economics are based on assumptions for marketing of concentrate directly to a smelter. This financial analysis does not include any sunk costs for exploration and project advancement prior to the completion of this study.

The project value is determined on a pre-tax and after-tax basis at 5% discount rate with the following additional economic criteria:

•	Metal prices as shown in Figure 1-4;

•	25% of silver is sold to Wheaton Precious Metals under a streaming agreement at a price ranging from US$5.59/oz to US$11.79/oz silver;

•	NSR includes shipping, treatment, and refining costs;

•	There is a 1.5% NSR (to a maximum of $4 million) to the Government of Canada.;

•	Revenue is recognized at the time of production; and

•	Pre-production period: 3 months, following mill start up a further 2 months of production will be required until the operation is cash-flow positive.

Source: Mining Plus 2019

Figure 1-4 Metal Price Projection

An exchange rate of $0.75 US$/CDN$ in first six months and increasing to $0.77 US$/CDN$ long-term were used was assumed to convert US$ market price projections and particular components of the initial capital cost estimates into CDN$. No provision was made for the effects of inflation. Current Canadian tax regulations were applied within the financial model by Alexco Management with support from Alexco's tax advisors.

1.2.14	Cash Flow Analysis

Considering the Project on a stand-alone basis, the undiscounted after-tax cash flow totals $129.3 million over the mine life. Simple payback occurs approximately two years from start of production, approximately 26 months after the end of the initial capital period.

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An estimate of all-in sustaining cost (“AISC”) per contained silver ounce on a by-product basis was calculated and is summarized below. Corporate G&A after mine closure is not considered in the project economic evaluation. All costs below are calculated in United States Dollars (US$). Metal price and foreign exchange assumptions are presented in Section 22.1. The AISC is US$12.36/contained oz Ag. For comparison, the AISC at current (March 22, 2019) metal prices and foreign exchange rates was calculated at US$11.30/contained oz Ag. Pricing assumptions are detailed in Section 21.3.

The after-tax Net Present Value (NPV) at a 5% discount rate is $101.2 million, and the after-tax Internal Rate of Return (IRR) is 74%. The pre-tax NPV at a 5% discount rate is $136.2 million, and the after-tax IRR is 84%.

1.2.15	Sensitivity Analysis

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities:

•	Silver price;

•	Exchange rate;

•	Silver head grade;

•	Operating costs; and

•	Capital costs.

After-tax NPV and IRR sensitivity over the base case has been calculated for a range of variations. The after-tax sensitivities are shown in Table 1-9, Figure 1-5, and Figure 1-6.

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Table 1-9 Results of Sensitivity Analysis

Project Variables	Factors (%)	5% NPV5 ($ M)	IRR (%)
Silver Price	-30%	$26	19%
(US$/oz)	-20%	$57	38%
	-10%	$81	56%
	0%	$101	74%
	10%	$119	94%
	20%	$135	114%
	30%	$148	136%
Silver Recovery	-30%	$1	6%
(%)	-20%	$42	29%
	-10%	$72	50%
	0%	$101	74%
	10%	$130	103%
	20%	$158	138%
	30%	$186	179%
Silver Head Grade	-30%	$16	15%
(g/t)	-20%	$51	35%
	-10%	$77	54%
	0%	$101	74%
	10%	$124	96%
	20%	$145	119%
	30%	$165	143%
Operating Cost	-30%	$165	174%
($)	-20%	$144	131%
	-10%	$123	99%
	0%	$101	74%
	10%	$80	54%
	20%	$58	38%
	30%	$33	23%
Capital Cost	-30%	$120	129%
($)	-20%	$114	106%
	-10%	$108	88%
	0%	$101	74%
	10%	$95	63%
	20%	$89	54%
	30%	$82	47%

From both NPV and IRR analysis, project value is most sensitive to silver recovery. For ±10% variance in silver recovery, project NPV and IRR can vary by 30% and 28% respectively. With the historical data from Alexco on mill performance, there is sufficient confidence in the recovery estimation. It is recognized that the various ore sources considered in this evaluation (from different properties) represent slight variances in mineral composition, however this does not constitute major risk in terms of silver recovery of project cashflows.

Project value is also sensitive to silver head grade; during the analysis process, change in silver head grade also results in a change to the silver recovery. Taking account of the downstream effect on silver recovery, a ±10% variance in silver head grade resulted in a 23% variance in NPV and 21% variance in IRR.

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Source: Mining Plus 2019

Figure 1-5 After-Tax 5% NPV Sensitivity

Source: Mining Plus 2019

Figure 1-6 After-Tax IRR Sensitivity

Amongst the selected parameters, project value is least sensitive to capital cost. The result is reflective of the low project capital requirements, leveraging the existing development and infrastructure.

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1.3	Recommendations

Mining Plus provides the following recommendations, the majority of which are opportunities to improve the level of detail for the next stage of project study:

•	Mining Plus and SRK considers that there is an opportunity to extend the mine life by additional drilling and sampling, considering the in situ remaining resources, net of the reserves considered in this Project.

•	Tetra Tech considers that more detailed metallurgical predictions of production could be achieved with additional variability locked cycle testing of different blends (that is, of ore from different mines) according to the LOM production plan. There may be an opportunity to improve concentrate grades with further testing.

•	During the first year of operation, it is recommended that the Company conduct campaigns of higher plant throughout above the 400 tpd to identify potential bottlenecks and requirements for mill modifications to achieve 550 tpd throughput.

•	Additional work on the geomechanics is recommended at a feasibility level including verification of the geotechnical conditions of the LQ and BK, and 3D inelastic modeling to confirm stope geometry stability and extraction sequence. It is recommended that geotechnical mapping and estimation of Q values, along with collection of excavation performance should commence once development begins.

•	Mining Plus recommends that due to the multiple orebodies to be mined, along with their varying grade a comprehensive global optimization process should occur. This should consider timing of Lucky Queen orebody development as well as the timing of increasing the mill capacity.”

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SHORT FORM PROSPECTUS

New Issue	September 21, 2018

ALEXCO RESOURCE CORP.
Suite 1225, Two Bentall Centre, 555 Burrard Street,
Vancouver, British Columbia, V7X 1M9

CDN$50,000,000

COMMON SHARES

WARRANTS

SUBSCRIPTION RECEIPTS

UNITS

Alexco Resource Corp. (the "Company" or "Alexco") may offer and issue from time to time, the securities listed above or any combination thereof with the aggregate initial offering price not to exceed Cdn$50,000,000 during the 25 month period that this short form base shelf prospectus (this "Prospectus"), including any amendments thereto, remains effective. The Company's securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement ("Prospectus Supplement").

The specific terms of the securities offered in a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of common shares, the number of common shares offered, the offering price and any other specific terms; (ii) in the case of warrants, the designation, number and terms of the securities issuable upon exercise of the warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms; (iii) in the case of subscription receipts, the designation, number and terms of the securities issuable upon satisfaction of certain release conditions, any procedures that will result in the adjustment of these numbers, any additional payments to be made to holders of subscription receipts upon satisfaction of the release conditions, the terms of the release conditions, the terms governing the escrow of all or a portion of the gross proceeds from the sale of the subscription receipts, terms for the refund of all or a portion of the purchase price for the subscription receipts in the event that the release conditions are not met or any other specific terms; and (iv) in the case of units, the designation, number and terms of the common shares, warrants or subscription receipts comprising the units. A Prospectus Supplement may include specific variable terms pertaining to the above-described securities that are not within the alternatives or parameters set forth in this Prospectus.

All shelf information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus to the extent required by applicable securities laws. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the securities to which the Prospectus Supplement pertains.

I-1

This offering is made by a Canadian issuer that is permitted under a multijurisdictional disclosure system adopted by the United States and Canada ("MJDS") to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and may not be comparable to financial statements of United States companies. Such financial statements are subject to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission ("SEC") independence standards.

Prospective investors should be aware that the acquisition and disposition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective Investors should read the tax discussion contained in any applicable Prospectus Supplement with respect to a particular offering of the securities. See "Certain Income Tax Considerations" in this Prospectus.

The enforcement of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is existing under the laws of British Columbia, Canada, most of its officers and directors are residents of Canada, that some or all of the experts named in this Prospectus are residents of Canada, and most of the assets of the Company and the assets of said persons are located outside the United States. See "Enforcement of Civil Liabilities" in this Prospectus.

NEITHER THE SEC, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

An investment in our securities involves a high degree of risk. You should carefully read the "Risk Factors" section detailed in this Prospectus.

This Prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Alexco may offer and sell securities to, or through, underwriters or dealers and also may offer and sell certain securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. The Prospectus Supplement relating to each issue of securities offered thereby will set forth the names of any underwriters, dealers, or agents involved in the offering and sale of such securities and will set forth the terms of the offering of such securities, the method of distribution of such securities, including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution. No underwriter has been involved in the preparation of, or has performed a review of, the contents of this Prospectus.

Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution of the securities.

In connection with any offering of securities (unless otherwise specified in a Prospectus Supplement), other than an "at-the-market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

ii

The Company's common shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "AXR" and the NYSE American Stock Exchange (the "NYSE American") under the symbol "AXU". Unless otherwise specified in a Prospectus Supplement, there is no market through which the Company's warrants or subscription receipts may be sold and you may not be able to resell any of such securities, purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of such securities on the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors".

iii

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this Prospectus. Alexco has not authorized anyone to provide you with different information. Alexco is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should bear in mind that although the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date on the front of such documents, such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus and by any subsequently filed prospectus amendments.

This Prospectus provides a general description of the securities that the Company may offer. Each time the Company sells securities under this Prospectus, it will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under "Documents Incorporated by Reference" and "Available Information".

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus and any Prospectus Supplement are references to Canadian dollars. References to "$" or "Cdn$" are to Canadian dollars and references to "US$" are to U.S. dollars. See "Currency Presentation and Exchange Rate Information". The Company's financial statements that are incorporated by reference into this Prospectus and any Prospectus Supplement have been prepared in accordance with IFRS.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to "Alexco", the "Company", "we", "us" or "our" includes Alexco Resource Corp. and each of its material subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference into this Prospectus contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities laws (together, "forward-looking statements") concerning the Company's business plans, including, but not limited to, anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future.

Forward-looking statements may include, but are not limited to, statements with respect to additional capital requirements to fund further exploration and development work on the Company's properties, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities and permitting time lines. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "estimates", "intends", "strategy", "goals", "objectives" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be "forward-looking statements".

2

Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements in this Prospectus, the Company has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing needed for further exploration and development work on the Company's properties will be available on reasonable terms; (2) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (3) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favorable than those anticipated in the PEA (as defined under "Summary Description of Business – Mining Business"); (4) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; (5) labor and other industry services will be available to the Company at prices consistent with internal estimates; (6) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (7) that other parties will continue to meet and satisfy their contractual obligations to the Company. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Financial outlook information about potential future cash flows contained in this Prospectus or in a document incorporated by reference is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that any such financial outlook information should not be used for purposes other than for which it is disclosed.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	commodity price fluctuations including future prices of silver, gold, lead and zinc;

•	risks related to the Company's ability to finance the development of its mineral properties;

•	risks related to the Company's ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

•	the risk that permits and governmental approvals necessary to develop and operate mines on the Company's properties will not be available on a timely basis or at all;

•	uncertainty of capital costs, operating costs, production and economic returns;

•	the Company's need to attract and retain qualified management and technical personnel;

•	uncertainty of production at the Company's mineral exploration properties;

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

•	mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in development, construction or production;

•	risks related to governmental regulation, including environmental regulation;

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•	risks related to reclamation activities on the Company's properties;

•	uncertainty related to title to the Company's mineral properties;

•	uncertainty related to unsettled aboriginal rights and title in the Yukon Territory;

•	the Company's history of losses and expectation of future losses;

•	uncertainty as to the Company's ability to acquire additional commercially mineable mineral rights;

•	variations in interest rates and foreign exchange rates; and

•	increased competition in the mining industry.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements and new risk factors may emerge from time to time. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus under the heading "Risk Factors" and elsewhere in this Prospectus. Readers should also carefully consider the matters discussed in the documents incorporated by reference into this Prospectus, including the Annual Information Form, Annual MD&A and Interim MD&A, as defined below. In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Many of the foregoing factors are beyond the Company's ability to control or predict.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and such beliefs, expectations and opinions are subject to change after such date. The Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVE AND RESOURCE ESTIMATES

This Prospectus and the documents incorporated by reference herein have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. As used herein, the terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission's Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization cannot be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally extracted at the time the reserve determination is made. As applied under SEC Industry Guide 7, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information concerning mineral deposits contained in this Prospectus and the documents incorporated by reference herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All dollar amounts set forth in this Prospectus are expressed in Canadian dollars, except where otherwise indicated. References to Canadian dollars, CDN$ or $ are to the currency of Canada. References to US dollars or US$ are to the currency of the United States.

The following table sets out, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in US dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period based on the daily rate as reported by the Bank of Canada:

	Period from January 1, 2018 to June 30, 2018		Year Ended December 31
			2017		2016
Highest rate during period	US$	0.7513	US$	0.7276	US$	0.6854
Lowest rate during period	US$	0.8138	US$	0.8245	US$	0.7972
Average rate during period	US$	0.7827	US$	0.7701	US$	0.7548
Rate at the end of period	US$	0.7594	US$	0.7971	US$	0.7448

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The average exchange rate is calculated using the average of the daily rate on the last business day of each month during the applicable fiscal year or interim period. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned not to assume that the exchange rates presented here are necessarily indicative of future exchange rates.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in British Columbia, Alberta, Ontario, Saskatchewan and Manitoba (the "Commissions"). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Alexco at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9, Canada, Telephone: (604) 633-4888 and are also available electronically on SEDAR which can be accessed electronically at www.sedar.com.

The following documents of the Company, which have been filed with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

a.	the management information circular of Alexco dated April 25, 2018 prepared in connection with Alexco's annual general meeting of shareholders held on June 7, 2018 (the "Information Circular"), filed on SEDAR on April 30, 2018;

b.	the unaudited interim condensed consolidated financial statements of Alexco for the six months ended June 30, 2018 and 2017 (the "Interim Financial Statements"), together with the notes thereto and related management's discussion and analysis (the "Interim MD&A"), filed on SEDAR on August 13, 2018;

c.	the amended and restated annual information form of Alexco (the "Annual Information Form") for the year ended December 31, 2017, filed on SEDAR on September 21, 2018;

d.	the audited consolidated financial statements of Alexco for the year ended December 31, 2017, together with the notes thereto and the auditors' report thereon and related management's discussion and analysis (the "Annual MD&A"), filed on SEDAR on March 14, 2018;

e.	material change report dated March 5, 2018 in respect of the Company entering into a definitive credit agreement with Sprott Private Resource Lending (Collector), LP to provide a US$15 million credit facility, filed on SEDAR on March 5, 2018 (the "March 5, 2018 Material Change Report");

f.	material change report dated June 14, 2018 in respect of the bought deal offering of 4,703,000 flow-through common shares of the Company (the "June 2018 Offering") announced on June 4, 2018 and completed on June 13, 2018, filed on SEDAR on June 14, 2018 (the "June 14, 2018 Material Change Report"); and

g.	material change report dated June 20, 2018 in respect of the acquisition of Contango Strategies Ltd. ("Contango") by a wholly-owned subsidiary of the Company, filed on SEDAR on June 20, 2018 (the "June 20, 2018 Material Change Report").

Any annual information form, material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management discussion and analysis, information circulars (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein), any business acquisition reports, any news releases or public communications containing financial information about the Company for a financial period more recent than the periods for which financial statements are incorporated herein by reference, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of this offering under any Prospectus Supplement, shall be deemed to be incorporated by reference in this Prospectus.

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In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein)

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the securities, will be delivered to prospective purchasers of such securities together with this Prospectus and the applicable Prospectus Supplement and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the securities covered by that Prospectus Supplement.

Upon a new annual information form and the related annual financial statements being filed by the Company with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of securities hereunder.

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SUMMARY DESCRIPTION OF BUSINESS

As used in this Prospectus, the terms "we", "us", "our", "Alexco" and "the Company" refer to Alexco Resource Corp. and its subsidiaries unless the context otherwise requires.

The Company was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 under the name "Alexco Resource Corp.", and on December 28, 2007, the Company was continued into British Columbia under the Business Corporations Act (British Columbia).

The Company's head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9, and its registered and records office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5. The Company's common shares are listed for trading on the TSX under the symbol "AXR" and the NYSE American under the symbol "AXU".

The following chart depicts the Company's corporate structure together with the jurisdiction of incorporation of each of the Company's subsidiaries. All ownership of each subsidiary is 100%.

General

The Company operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, primarily in the Yukon Territory; and an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada, the United States and elsewhere.

Mining Business

The Company's principal mining business activities are currently being carried out within the Keno Hill District in the Yukon Territory. The Keno Hill District (the "District") is a silver mining region in Canada, encompassing over 35 former mines that produced variously from approximately 1918 through 1988.

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The Company's mineral property holdings within the District cover certain geological areas which host silver mineralization, including historic producing former mines and most of the other mineral occurrences. In addition to the deposits described below that are within the District as detailed in the independent technical report dated March 29, 2017 with an effective date of January 3, 2017, as amended September 14, 2018, prepared by Roscoe Postle Associates Inc. entitled "Technical Report, Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon Territory, Canada" (the "PEA") was filed and is available on SEDAR under the Company's profile at www.sedar.com, the Company holds several other less advanced property interests within the District, including but not limited to the Silver King, Elsa, Husky, Sadie Ladue and McQuesten properties, as well as the separate Elsa Tailings Property, which potentially could become material properties depending on the results of exploration programs the Company may carry out on them in the future. Other non-material mineral property interests of the Company include Harlan properties in the Yukon, and certain net smelter return royalties in respect of the Brewery Creek, Ida-Oro (formerly Klondike) and Sprogge properties in the Yukon and the Telegraph Creek, Iskut River, Kiniskan Lake and Manson Creek properties in British Columbia.

The documents incorporated by reference herein, including the Annual Information Form, contain further details regarding the business of Alexco. See "Documents Incorporated by Reference".

Environmental Services

The Company's environmental services division, Alexco Environmental Group ("AEG"), is in the business of managing risk and unlocking value at mature, closed or abandoned sites through integration and implementation of the Company's core competencies, which include management of environmental services, implementation of innovative treatment technologies, execution of site reclamation and closure operations, and, if appropriate, rejuvenation of exploration and development activity. The Company's principal markets for these services are in Canada, the United States and the Americas, with the Canadian market serviced primarily through the Company's wholly-owned subsidiaries, Alexco Environmental Group Inc. ("AEG Canada"), Elsa Reclamation & Development Company Ltd. ("ERDC") and Contango, the U.S. market through Alexco Water and Environment Inc. ("AWE"), and the balance of the Americas through either AEG Canada, AWE or Contango. The Company provides its services to a range of industrial sectors, but with a particular focus on current and former mine sites.

The Company offers its clients a combination of environmental remediation expertise in the area of site reclamation and closure, an ability to manage complex permitting and regulatory programs on a turnkey basis, and strong operations management. In addition, the Company seeks to strategically leverage off its environmental services group, accessing opportunities to enhance asset value through effective liability risk management and efficient site operations. This is accomplished through unlocking potential exploration and development opportunities at contaminated or abandoned sites through cost effective and responsible environmental remediation and liability transfer.

The Company executes its environmental services business plan by using and applying the intellectual property assets, including its patents, and the specialized skill sets and knowledge it maintains in-house. While there are a significant number of firms providing environmental services in North America, these assets, skill sets and knowledge provide Alexco with a competitive advantage. Consolidated revenue from environmental services for the year ended December 31, 2017 totaled $10,732,000, compared to $11,361,000 in 2016, all of which was derived from services provided to external unrelated parties. During the year ended December 31, 2017, the Company recorded revenues from three customers representing 10% or more of total environmental services revenue, in the amounts of $3,419,000, $1,702,000 and $1,473,000. During 2016, AEG had three customers representing 10% or more of total revenue, in the amounts of $3,220,000, $3,044,000 and $1,746,000. AEG's largest single customer is the Government of Canada, with a substantial component of Government revenues earned from the Government of Canada's Indian and Northern Affairs Canada. Consolidated revenue from environmental services for the six month period ended June 30, 2018 totaled $6,309,000 which was derived from sales to external unrelated parties. During the six month period ended June 30, 2018, the Company recorded revenues from two customers representing 10% or more of total environmental services revenue, in the combined amount of $3,724,000.

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The documents incorporated by reference herein, including the Annual Information Form, contain further details regarding the business of Alexco. See "Documents Incorporated by Reference."

Recent Developments

Appointment of New Director

Subsequent to the filing of the Annual Information Form, Alexco appointed Karen McMaster as an additional director of the Company. Information regarding Ms. McMaster's occupation and security holdings as at the date of this Prospectus are set out below:

Name and Jurisdiction of Residence	Office or Position Held	Principal Occupation During the Past Five Years	Previous Service as a Director	Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly
Karen McMaster British Columbia, Canada	Director

Since 2003, Ms. McMaster, BA, LLB, MBA has worked as an independent consultant focusing on strategic and economic development of organizations including risk assessment, contract management, environmental, health and safety excellence, governance and capacity building at the community level.

Ms. McMaster's positions have included in-house legal counsel and investor relations advisor for Caledonia Mining Corporation, in-house legal counsel for Rio Algom Limited, senior internal auditor for BHP Billiton PLC and operations leader for the Alaska Highway Aboriginal Pipeline Coalition in the Yukon.

			Since April 11, 2018	2,308 common shares

Change in accounting policies January 1, 2018

The Company has adopted IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers as at January 1, 2018. In light of the changes to the revenue standard to IFRS 15, management has changed their accounting policy under IFRS 6 Exploration for and Evaluation of Mineral Properties for the partial distribution of a mineral interest. For the impact of the retrospective application of these changes in accounting policies see note 4 of the Interim Financial Statements (as defined above under the heading "Documents Incorporated by Reference").

Offering of Flow-Through common shares

On June 14, 2018, the Company completed an offering, on a bought deal basis, of 4,703,000 flow-through common shares at a blended price of approximately $1.92 per share for gross proceeds of $9,041,150. The securities issued under the offering were comprised of (i) 966,500 flow-through shares with respect to "Canadian exploration expenses" issued at $2.05 per share; (ii) 1,736,500 flow-through shares with respect to "Canadian exploration expenses" that also qualify as "flow-through mining expenditures" issued at $2.05 per share; and (iii) 2,000,000 flow-through shares with respect to "Canadian development expenses" issued at $1.75 per share, as described in the June 14, 2018 Material Change Report (see "Documents Incorporated by Reference").

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Acquisition of Contango Strategies Ltd.

On June 15, 2018 the Company's wholly owned subsidiary, Alexco Environmental Group Holdings Inc. ("AEG Holdings"), completed the acquisition of Contango, a private company based in Saskatoon, Saskatchewan. AEG Holdings acquired 100% of the outstanding common shares of Contango in exchange for consideration of $1,388,000 comprising $971,600 in cash and 237,999 common shares of Alexco at a value of $416,400. The common shares were valued at $1.75 per share using the market price on the date of issuance. Settlement of the consideration is in two tranches with $1,018,000 (comprising $601,600 in cash and $416,400 in Alexco common shares) paid on closing with the remaining $370,000 cash payment to be made on the first anniversary of the closing of the transaction.

Updated Mineral Resource Estimate for the Bermingham Deposit

On September 20, 2018, the Company announced an updated mineral resource estimate for the Bermingham deposit, located within the District. A detailed mineral resource estimate by vein and zone was prepared by SRK Consulting (Canada) Inc. ("SRK") and is summarized below:

								Average	Average	Average	Average
		Volume		Total Ag	Total Au	Total Pb	Total Zn	Grade Ag	Grade Au	Grade Pb	Grade Zn
Mineral Resource Category		(m3)	Tonnes	(oz)	(oz)	(lbs)	(lbs)	(g/t)	(g/t)	(%)	(%)

INDICATED

	Bear	19,000	54,750	592,400	100	800,500	559,700	336	0.05	0.7	0.5
Arctic	Bermingham Main	142,600	428,400	7,656,300	1,500	9,484,400	13,045,700	556	0.11	1	1.4
	Footwall	87,500	277,700	6,046,100	1,200	11,543,900	7,210,600	677	0.14	1.9	1.2
	West Dipper	8,000	24,600	666,600	90	769,800	653,800	843	0.11	1.4	1.2
	Bear	59,100	189,450	8,442,200	1,130	15,665,400	5,352,350	1,386	0.18	3.8	1.3
Bear	Bermingham Main	22,500	70,200	1,186,500	280	1,206,400	1,888,400	525	0.12	0.8	1.2
	Footwall	71,700	217,400	3,835,800	900	6,136,300	5,884,300	549	0.13	1.3	1.2
Etta	Bermingham Main	43,000	133,600	2,065,800	300	6,054,700	5,143,000	481	0.07	2.1	1.7
	Footwall	57,100	168,600	1,713,700	350	4,508,800	6,588,300	316	0.06	1.2	1.8
North East	Bear	9,900	29,700	601,000	120	947,550	1,666,750	629	0.12	1.4	2.5
	Bermingham Main	19,850	57,100	543,900	150	773,650	697,300	297	0.08	0.6	0.6

TOTAL INDICATED		540,250	1,651,500	33,350,300	6,120	57,891,400	48,690,200	628	0.12	1.6	1.3

INFERRED

	Bear	19,800	59,000	676,450	130	1,413,750	805,900	357	0.07	1.1	0.6
Arctic	Bermingham Main	20,360	62,000	1,117,200	300	1,012,900	2,267,800	560	0.15	0.7	1.7
	Footwall	60,400	190,900	2,827,400	800	4,240,300	1,324,200	461	0.13	1	0.3
	West Dipper	800	2,350	33,250	5	26,900	22,800	441	0.07	0.5	0.4
	Bear	38,050	120,900	3,167,000	500	4,179,950	1,582,200	815	0.13	1.6	0.6
Bear	Bermingham Main	950	3,000	19,100	5	15,600	107,600	197	0.06	0.2	1.6
	Footwall	7,100	22,100	195,850	75	484,850	254,550	276	0.11	1	0.5
Etta	Bermingham Main	290	850	6,100	0	7,400	15,700	221	0.05	0.4	0.8
	Footwall	27,100	78,000	686,900	175	792,850	2,741,100	274	0.07	0.5	1.6
North East	Bear	23,750	72,350	1,673,750	300	2,178,350	2,428,200	720	0.13	1.4	1.5
	Bermingham Main	1,800	5,100	35,700	10	61,050	67,950	217	0.07	0.5	0.6

TOTAL INFERRED		200,400	616,550	10,438,700	2,300	14,413,900	11,618,000	526	0.12	1.1	0.9

Notes:

1.	The effective date of this mineral resource estimate is September 17, 2018.
2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
3.	Reported at a contained metal value cut-off grade of CAD $185.00/t (US$0.80=C$1) using consensus long term metal prices (US$) and recoveries (Ag US$20.80/oz, recovery 96%; Pb US$1.10/lb, recovery 97%; Zn US$1.20/lb, recovery 88%; Au US$1,450/oz, recovery 72%).
4.	Ag grades capped at 4,200 g/t; Zn capped at 6.5%; Pb capped at 6.0% for the Bermingham vein.
5.	Ag grades capped at 13,000 g/t, Zn capped at 12% and Pb capped at 33% for the Bear vein.
6.	Ag grades capped at 3,500 g/t, Zn capped at 8.5% and Pb capped at 13% for the Bermingham Footwall vein.

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7.	Ag grades capped at 3,600 g/t, Zn capped at 5.0% and Pb capped at 7.5% for the West Dipper vein.
8.	Table numbers may not add up due to rounding.

As a result of exploration work conducted in 2017 and 2018, the Bermingham indicated mineral resources have expanded from 17.3 million ("M") ounces to 33.3 M ounces of contained silver at an average silver grade of 628 grams per tonne ("g/t"), while inferred mineral resources have increased from 5.5 M ounces to 10.4 M ounces of contained silver at an average silver grade of 526 g/t. The updated mineral resource estimate was prepared by SRK and a comparison to the prior mineral resource estimate is outlined below:

		Resource Estimates
Category		September 17, 2018	January 3, 2017
INDICATED
Tonnes	(t)	1,651,500	858,000
Silver Grade	(g/t)	628 g/t	628 g/t
Total Silver	(ounces)	33,350,300	17,324,000
Lead	(%)	1.6%	2.4%
Zinc	(%)	1.3%	1.7%
Gold	g/t	0.12 g/t	0.10 g/t
INFERRED
Tonnes	(t)	616,550	220,000
Silver Grade	(g/t)	526 g/t	770 g/t
Total Silver	(ounces)	10,438,700 ounces	5,446,000 ounces
Lead	(%)	1.1%	2.1%
Zinc	(%)	0.9%	2.2%
Gold	g/t	0.12 g/t	0.20 g/t

With the addition to the silver mineral resource at Bermingham, Alexco's District-wide indicated mineral resources at Keno Hill increased by approximately 24% from 67.9 M ounces to 84.0 M ounces of contained silver. Similarly, district-wide inferred mineral resources increased by 28% to 23.0 M ounces of contained silver. Although the Company has determined that the updated mineral resource above is not a material change, the Company has included this mineral resource update to ensure that this Prospectus is current and complete.

RISK FACTORS

An investment in any securities of the Company is speculative and involves a high degree of risk due to the nature of Alexco's business and the present stage of development of its mineral properties. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company's future business, financial condition, results of operations and prospects and could cause them to differ materially from the forward-looking statements relating to the Company. Before deciding to invest in any securities, investors should consider carefully the risk factors set tout below, those contained in the section entitled "Cautionary Note Regarding Forward-Looking Statements" above, those contained in the documents incorporated by reference in this Prospectus and those described in any Prospectus Supplement, including those described in the Company's historical consolidated financial statements, the related notes thereto and the Company's Annual Information Form.

The following risk factors, as well as risks not currently known to the Company or that the Company currently deems to be immaterial, could materially adversely affect the Company's future business, financial condition, results of operations earnings and prospects and could cause them to differ materially from the forward-looking statements relating to the Company. While the significant risk factors which the Company believes it faces are discussed below, they do not comprise a definitive list of all risk factors related to the Company's business and operations.

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Loss of Investment

An investment in the offered securities is suitable only for those investors who are willing to risk a loss of some or all of their investment and who can afford to lose some or all of their investment.

Negative Cash Flow From Operating Activities

The Company has not yet consistently achieved positive operating cash flow, and there are no assurances that the Company will not experience negative cash flow from operations in the future. The Company has incurred net losses in the past and may incur losses in the future and will continue to incur losses until and unless it can derive sufficient revenues from its mineral projects. Such future losses could have an adverse effect on the market price of the Company's common shares, which could cause investors to lose part or all of their investment.

Forward-Looking Statements May Prove Inaccurate

Investors are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, assumptions and uncertainties are found in the Prospectus under the heading "Cautionary Note Regarding Forward-Looking Statements".

Dilution

The Company expects to require additional funds to finance its growth and development strategy. If the Company elects to raise additional funds by issuing additional equity securities, such financing may substantially dilute the interests of the Company's shareholders. The Company may also issue additional common shares in the future pursuant to existing and new agreements in respect of its projects or other acquisitions and pursuant to existing securities of the Company.

Exploration, Evaluation and Development

Mineral exploration, evaluation and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to Alexco's properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors, including but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of Alexco to sell, and profit from the sale of any eventual production from any of Alexco's properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of Alexco and therefore represent a market risk which could impact the long term viability of Alexco and its operations.

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Figures for Alexco's Resources are Estimates Based on Interpretation and Assumptions and May Yield Less Mineral Production Under Actual Conditions than is Currently Estimated

In making determinations about whether to advance any of its projects to development, Alexco must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until ore is actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. Mineral resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. Alexco cannot be certain that:

•	reserve, resource or other mineralization estimates will be accurate; or

•	mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital. Alexco's resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, lead, zinc and other commodities may render portions of Alexco's mineralization uneconomic and result in reduced reported mineral resources.

Amendments to Silver Purchase Agreement with Wheaton

The March 29, 2017 amendments to the Silver Purchase Agreement (the "Amended SPA") with Wheaton Precious Metals Corp. ("Wheaton") require that, to satisfy the completion test under the Amended SPA, the Company will need to recommence operations on the KHSD Property and operate the mine and mill at 400 tonnes per day on or before December 31, 2019. If the completion test is not satisfied by
December 31, 2019, the outcome could materially adversely affect the Company as it would be required to pay a capacity related refund to Wheaton in the maximum amount of US$8.8 million. The Company would need to raise additional capital to finance the capacity related refund and there is no guarantee that the Company will be able to raise such additional capital. In the event that the Company cannot raise such additional capital, the Company will default under the terms of the Amended SPA.

Keno Hill District

While Alexco has conducted exploration activities in the Keno Hill District, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill District has been one of fluctuating fortunes, with new technologies and concepts reviving the District numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

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Mining Operations

Decisions by Alexco to proceed with the construction and development of mines are based on development plans which include estimates for metal production and capital and operating costs. Until completely mined and processed, no assurance can be given that such estimates will be achieved. Failure to achieve such production and capital and operating cost estimates or material increases in costs could have an adverse impact on Alexco's future cash flows, profitability, results of operations and financial condition. Alexco's actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual resources mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineable resources, such as the need for sequential development of resource bodies and the processing of new or different resource grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including changing waste ratios, metallurgical recoveries, labour costs, commodity costs, general inflationary pressures and currency rates. In addition, the risks arising from these factors are further increased while any such mine is progressing through the ramp-up phase of its operations and has not yet established a consistent production track record.

Furthermore, mining operations at the Bellekeno mine project were suspended as of early September 2013 as a result of sharp and significant declines in precious metals prices during the second quarter of 2013. Re-start of mining operations is dependent on a number of factors, including sufficient improvement in silver markets and the effectiveness of cost structure reduction measures, and the uncertainties around the achievement of these factors are significant.

Employee Recruitment and Retention

Recruitment and retention of skilled and experienced employees is a challenge facing the mining sector as a whole. During the late 1990s and early 2000s, with unprecedented growth in the technology sector and an extended cyclical downturn in the mining sector, the number of new workers entering the mining sector was depressed and a significant number of existing workers departed, leading to a so-called "generational gap" within the industry. Since the mid-2000s, this factor was exacerbated by competitive pressures as the mining sector experienced an extended cyclical upturn. Additional exacerbating factors specific to Alexco include competitive pressures in labour force demand from the oil sands sector in northern Alberta and the mining and oil & gas sectors in British Columbia, and the fact that Alexco's Keno Hill District is a fly-in/fly-out operation. Alexco has experienced employee recruitment and retention challenges, particularly with respect to mill operators in 2011 and through the first three quarters of 2012. There can be no assurance that such challenges won't continue or resurface, not only with respect to the mill but in other District operational areas as well including mining and exploration. Furthermore, any restart of mining operations will necessitate the re-hiring of mine and mill personnel.

Permitting and Environmental Risks and Other Regulatory Requirements

The current or future operations of Alexco, including development activities, commencement of production on its properties and activities associated with Alexco's mine reclamation and remediation business, require permits or licenses from various federal, territorial and other governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits and permit modifications which Alexco may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which Alexco might undertake.

Any failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions against the Company. The Company may be required to compensate those suffering loss or damage by reason of the Company's mining operations or mine reclamation and remediation activities and may have civil or criminal fines or penalties imposed upon it for violation of applicable laws or regulations.

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Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on Alexco. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with Alexco could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on Alexco. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.

Environmental Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for AEG's environmental services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for AEG's services.

One of AEG's customers accounted for 32% of environmental services revenues in the 2017 fiscal year. The loss of, or a significant reduction in, the volume of business conducted with this customer could have a significant detrimental effect on AEG's environmental services business and the Company.

The patents which Alexco owns or has access to or other proprietary technology may not prevent AEG's competitors from developing substantially similar technology, which may reduce AEG's competitive advantage. Similarly, the loss of access to any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to AEG's reclamation and remediation business and have a material adverse impact on the Company.

AEG may not be able to keep pace with continual and rapid technological developments that characterize the market for AEG's environmental services, and AEG's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require AEG to change the way it conducts its business.

AEG is dependent on the professional skill sets of its employees, some of whom would be difficult to replace. The loss of any such employees could significantly affect AEG's ability to service existing clients, its profitability and its ability to grow its business.

Potential Profitability Of Mineral Properties Depends Upon Factors Beyond the Control of Alexco

The potential profitability of mineral properties is dependent upon many factors beyond Alexco's control. For instance, world prices of and markets for gold, silver, lead and zinc are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, materials, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways Alexco cannot predict and are beyond Alexco's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of Alexco.

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First Nation Rights and Title

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for Alexco's projects. These risks may have increased after the Supreme Court of Canada decision of June 26, 2014 in Tsilhqot'in Nation v. British Columbia.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects. Although Alexco has made efforts to ensure that legal title to its properties is properly recorded in the name of Alexco, there can be no assurance that such title will ultimately be secured. As a result, Alexco may be constrained in its ability to operate its mineral properties or unable to enforce its rights with respect to its mineral properties. An impairment to or defect in Alexco's title to its mineral properties would adversely affect Alexco's business and financial condition.

Capitalization and Commercial Viability

Alexco will require additional funds to further explore, develop and mine its properties. Alexco has limited financial resources, and there is no assurance that additional funding will be available to Alexco to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although Alexco has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that Alexco will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

General Economic Conditions May Adversely Affect Alexco's Growth and Profitability

The unprecedented events in global financial markets since 2008 have had a profound impact on the global economy and led to increased levels of volatility. Many industries, including the mining industry, are impacted by these market conditions. Some of the impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign currency exchange and precious metal markets, and a lack of market liquidity. If the current turmoil and volatility levels continue they may adversely affect Alexco's growth and profitability. Specifically:

•	a global credit/liquidity or foreign currency exchange crisis could impact the cost and availability of financing and Alexco's overall liquidity;

•	the volatility of silver and other commodity prices would impact Alexco's revenues, profits, losses and cash flow;

•	volatile energy prices, commodity and consumables prices and currency exchange rates would impact Alexco's operating costs; and

•	the devaluation and volatility of global stock markets could impact the valuation of Alexco's equity and other securities.

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These factors could have a material adverse effect on Alexco's financial condition and results of operations.

Securities of Alexco and Dilution

To further the activities of Alexco to acquire additional properties, Alexco will require additional funds and it is likely that, to obtain the necessary funds, Alexco will have to sell additional securities including, but not limited to, its common stock and/or warrants or other form of convertible securities, the effect of which would result in a substantial dilution of the present equity interests of Alexco's shareholders.

Operating Hazards and Risks

In the course of exploration, development and production of mineral properties, certain risks, including but not limited to unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and Alexco may decide not to insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Alexco.

Adverse weather conditions could also disrupt Alexco's environmental services business and/or reduce demand for Alexco's services.

Competition

Significant and increasing competition exists for mining opportunities internationally. There are a number of large established mining companies with substantial capabilities and far greater financial and technical resources than Alexco. Alexco may be unable to acquire additional attractive mining properties on terms it considers acceptable and there can be no assurance that Alexco's exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

Certain of Alexco's Directors and Officers are Involved with Other Natural Resource Companies, Which May Create Conflicts of Interest from Time to Time

Some of Alexco's directors and officers are directors or officers of other natural resource or mining-related companies. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, Alexco may miss the opportunity to participate in certain transactions.

Alexco May Fail to Maintain Adequate Internal Control Over Financial Reporting Pursuant to the Requirements of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act ("SOX") requires an annual assessment by management of the effectiveness of Alexco's internal control over financial reporting. Alexco may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and Alexco may not be able to ensure that it can conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX. Alexco's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Alexco's business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Alexco's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide Alexco with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that Alexco's internal control over financial reporting will detect or uncover all failures of persons within Alexco to disclose material information otherwise required to be reported. The effectiveness of Alexco's processes, procedures and controls could also be limited by simple errors or faulty judgments. Although Alexco intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, there is no certainty that it will be successful in complying with Section 404 of SOX.

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As a "foreign private issuer", the Company is exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934

Alexco is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Equity securities of Alexco are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, Alexco is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders' activities in our securities.

It may be difficult to enforce judgements or bring actions outside the United States against the Company and certain of its directors

Alexco is a Canadian corporation and certain of its directors, officers and experts are neither citizens nor residents of the United States. A substantial part of the assets of Alexco and of certain of these persons are located outside the United States. As a result, it may be difficult or impossible for an investor:

•	to enforce in courts outside the United States judgements obtained in United States courts based upon the civil liability provisions of United States federal securities laws against these persons and Alexco; or

•	to bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against these persons and Alexco.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds of any offering of securities under a Prospectus Supplement will be used for general corporate purposes, including funding potential future acquisitions and capital expenditures. More detailed information regarding the use of proceeds from a sale of securities will be included in the applicable Prospectus Supplement.

All expenses relating to an offering of securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company's general funds, unless otherwise stated in the applicable Prospectus Supplement.

The Company has incurred negative cash flow from operating activities for its financial year ended December 31, 2017 and the six months ended June 30, 2018. Accordingly, the majority or all of the net proceeds of any offering of securities under a Prospectus Supplement will be used to fund the proposed expenditures set out above or in the applicable Prospectus Supplement as well as other general working capital and administrative expenses which may cause the Company to continue to experience negative cash flow from its operating activities. See also "Risk Factors – Negative Cash Flow from Operating Activities".

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PRIOR SALES

The following table sets forth for the 12 month period prior to the date of this Prospectus details of the price at which securities have been issued or are to be issued by the Company, the number of securities issued at that price and the date on which the securities were issued:

Date of Issue	Type of Securities	No. of Common Shares	Issue or Exercise Price per Security	Reason for Issue
August 16, 2017	Stock Options	42,000	$1.75	Grant of Stock Options
September 22, 2017	Stock Options	10,000	$0.60	Exercise of Stock Options
October 9, 2017	Restricted Share Units	53,332	$1.89	Vesting of Restricted Share Units
November 10, 2017	Restricted Share Units	14,620	$1.61	Vesting of Restricted Share Units
November 23, 2017	Stock Options	333	$0.60	Exercise of Stock Options
December 8, 2017	Common Shares	36,810	$0.53	Exercise of Warrants
January 8, 2018	Common Shares	10,000	$1.75	Exercise of Warrants
January 24, 2018	Common Shares	4,200	$1.75	Exercise of Warrants
January 26, 2018	Stock Options	2,464,000	$2.07	Grant of Stock Options
January 29, 2018	Restricted Share Units	177,700	$2.07	Grant of Restricted Share Units
January 29, 2018	Restricted Share Units	91,035	$1.90	Vesting of Restricted Share Units
February 1, 2018	Restricted Share Units	78,336	$1.85	Vesting of Restricted Share Units
February 11, 2018	Restricted Share Units	44,998	$1.68	Vesting of Restricted Share Units
February 12, 2018	Restricted Share Units	98,333	$1.68	Vesting of Restricted Share Units
February 13, 2018	Stock Options	10,000	$0.84	Exercise of Stock Options
February 23, 2018	Warrants	1,000,000	$2.25	Credit Facility(1)
February 23, 2018	Stock Options	25,000	$0.84	Exercise of Stock Options
April 1 to 30, 2018	Common Shares	112,650	$1.75	Exercise of Warrants

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Date of Issue	Type of Securities	No. of Common Shares	Issue or Exercise Price per Security	Reason for Issue
April 16, 2018	Stock Options	30,000	$0.60	Exercise of Stock Options
April 20, 2018	Stock Options	50,000	$0.60	Exercise of Stock Options
April 20, 2018	Stock Options	166,666	$0.84	Exercise of Stock Options
May 1 to 31, 2018	Common Shares	979,601	$1.75	Exercise of Warrants
May 7, 2018	Common Shares	60,900	$1.49	Exercise of Warrants
May 10, 2018	Restricted Share Units	16,000	$1.93	Grant of Restricted Share Units
May 10, 2018	Restricted Share Units	5,334	$1.93	Vesting of Restricted Share Units
May 10, 2018	Stock Options	60,000	$1.93	Grant of Stock Options
June 14, 2018	Common Shares	966,500	$2.05	Offering of Flow-Through Shares
June 14, 2018	Common Shares	1,736,500	$2.05	Offering of Flow-Through Shares
June 14, 2018	Common Shares	2,000,000	$1.75	Offering of Flow-Through Shares
June 20, 2018	Common Shares	237,999	$1.7495	Acquisition of Contango(2)
July 30, 2018	Common Shares	10,000	$1.35	Mineral property option agreement

Notes:

(1)	Issued to Sprott Private Resource Lending (Collector), LP in consideration for providing a US$15 million credit facility (see the March 5, 2018 Material Change Report (as defined above under the heading "Documents Incorporated by Reference").
(2)	The total purchase price was $1,388,000, of which $971,600 was paid in cash and $416,400 was paid through the issuance of 237,999 common shares of Alexco.

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TRADING PRICE AND VOLUME

The common shares of Alexco are listed and posted for trading on the TSX under the symbol "AXR", and on the NYSE American under the symbol "AXU". The following tables set forth the market price range and trading volumes of Alexco's common shares on each of the TSX and NYSE American for the 12 month period prior to the date of this Prospectus:

	TSX			NYSE American
Period	High (Cdn$)	Low (Cdn$)	Volume	High (US$)	Low (US$)	Volume
2018
September 1 - 20	1.49	1.34	791,923	1.15	1.02	2,349,099
August	1.65	1.37	1,179,700	1.24	1.03	4,551,900
July	1.94	1.52	906,500	1.46	1.19	4,943,900
June	1.81	1.69	1,285,300	1.39	1.28	6,175,000
May	2.00	1.71	1,656,100	1.59	1.31	4,663,000
April	2.14	1.68	1,695,600	1.70	1.32	5,894,400
March	1.90	1.63	1,327,300	1.48	1.27	5,464,400
February	1.89	1.56	1,307,000	1.53	1.24	5,669,000
January	2.18	1.78	2,359,800	1.79	1.43	7,604,900
2017
December	2.08	1.59	1,360,300	1.64	1.25	5,264,000
November	1.86	1.52	2,056,400	1.48	1.17	6,283,800
October	1.95	1.41	1,921,000	1.57	1.10	5,726,500
September	2.28	1.81	1,580,900	1.85	1.45	6,701,000
August	2.19	1.66	1,139,500	1.75	1.30	5,691,200

DIVIDEND POLICY

Alexco has not declared or paid any dividends on its common shares since the date of formation. Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

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CONSOLIDATED CAPITALIZATION

The following table sets forth the Company's consolidated capitalization as of the dates indicated, adjusted to give effect to the material changes in the share capital of the Company since June 30, 2018, the date of the Company's financial statements most recently filed in accordance with NI 51-102. The table should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and six month periods ended June 30, 2018, including the notes thereto and management's discussion and analysis thereof.

	As at June 30, 2018 $	As at June 30, 2018 After Giving Effect on a Pro Forma Basis to the Other Issuances (1) $
Common Shares	$213,128,000 (107,988,902 shares)	$213,141,500 (107,998,902 shares)
Warrants	$2,360,000	$2,360,000
Share Options and RSU's	$5,038,000	$5,038,000
Contributed Surplus	$18,807,000	$18,807,000
Accumulated Deficit	$(118,454,000)	$(118,454,000)
Accumulated Other Comprehensive Loss	$(1,482,000)	$(1,482,000)
Shareholders' Equity	$119,397,000 (2)	$119,410,500 (2)

Current Liabilities	$8,362,000	$8,362,000
Non-Current Liabilities	$5,769,000	$5,769,000
Total Liabilities	$14,131,000	$14,131,000

Notes:

(1)	Subsequent to June 30, 2018, an additional 10,000 common shares were issued pursuant to a mineral property option agreement. See "Prior Sales".

(2)	Shareholders' Equity is determined by combining common shares, warrants, share options and restricted share units, contributed surplus, accumulated deficit and accumulated other comprehensive income or loss.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The Company's authorized capital consists of an unlimited number of common shares without par value.

Common Shares

All of the Company's common shares have equal voting rights, and none of the common shares are subject to any further call or assessment. There are no special rights or restrictions of any nature attaching to any of the common shares and they all rank pari passu each with the other as to all benefits which might accrue to the holders of the common shares. The common shares are not convertible into shares of any other class and are not redeemable or retractable. As at the date of this Prospectus, 107,998,902 common shares were issued and outstanding.

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Options

As of the date of this Prospectus, there were options outstanding to purchase 7,850,500 common shares of the Company at exercise prices ranging from $0.60 to $2.32 with expiry dates ranging from February 12, 2019 to May 10, 2023.

Warrants

As of the date of this Prospectus, there were warrants outstanding to purchase 1,126,174 common shares of the Company at exercise prices ranging from $2.15 to $2.25 with expiry dates ranging from May 30, 2019 to February 23, 2023.

Restricted Share Units

As of the date of this Prospectus, there were restricted share units issued and outstanding in respect of which up to 273,989 common shares of the Company may be issued in settlement thereof.

DESCRIPTION OF SECURITIES OFFERED UNDER THIS PROSPECTUS

The Company may offer common shares, warrants, subscription receipts or units with a total value of up to Cdn$50,000,000 from time to time under this Prospectus, together with any applicable Prospectus Supplement, at prices and on terms to be determined by market conditions at the time of offering. This Prospectus provides you with a general description of the securities the Company may offer. Each time the Company offers securities, it will provide a Prospectus Supplement that will describe the specific amounts, prices and other important terms of the securities, including, to the extent applicable:

•	designation or classification;

•	aggregate offering price;

•	original issue discount, if any;

•	rates and times of payment of dividends, if any;

•	redemption, conversion or exchange terms, if any;

•	conversion or exchange prices, if any, and, if applicable, any provisions for changes to or adjustments in the conversion or exchange prices and in the securities or other property receivable upon conversion or exchange;

•	restrictive covenants, if any;

•	voting or other rights, if any; and

•	important United States and Canadian federal income tax considerations.

A Prospectus Supplement may also add, update or change information contained in this Prospectus or in documents the Company has incorporated by reference. However, no Prospectus Supplement will offer a security that is not described in this Prospectus.

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Description of Common Shares

The Company may offer common shares, which the Company may issue independently or together with warrants or subscription receipts, and the common shares may be separate from or attached to such securities. All of the Company's common shares have equal voting rights, and none of the common shares are subject to any further call or assessment. There are no special rights or restrictions of any nature attaching to any of the common shares and they all rank pari passu each with the other as to all benefits which might accrue to the holders of the common shares. The common shares are not convertible into shares of any other class and are not redeemable or retractable.

Description of Warrants

Warrants may be offered separately or together with other securities, as the case may be. Each series of warrants will be issued under a separate warrant indenture to be entered into between the Company and one or more banks or trust companies acting as warrant agent. The applicable Prospectus Supplement will include details of the terms and conditions of the warrants being offered. The warrant agent will act solely as the Company's agent and will not assume a relationship of agency with any holders of warrant certificates or beneficial owners of warrants. The following sets forth certain general terms and provisions of the warrants offered under this Prospectus. The specific terms of the warrants, and the extent to which the general terms described in this section apply to those warrants, will be set forth in the applicable Prospectus Supplement. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any warrant indenture or form of warrant describing the terms and conditions of such Warrants that the Company is offering before the issuance of such Warrants.

The particular terms of each issue of warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of warrants;

•	the price at which the warrants will be offered;

•	the currency or currencies in which the warrants will be offered;

•	the designation and terms of the common shares purchasable upon exercise of the warrants;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	the number of common shares that may be purchased upon exercise of each warrant and the price at which and currency or currencies in which the common shares may be purchased upon exercise of each warrant;

•	the designation and terms of any securities with which the warrants will be offered, if any, and the number of the warrants that will be offered with each security;

•	the date or dates, if any, on or after which the warrants and the related securities will be transferable separately;

•	whether the warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

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•	material United States and Canadian tax consequences of owning the warrants; and

•	any other material terms or conditions of the warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of common shares issuable upon exercise of the warrants.

The Company reserves the right to set forth in a Prospectus Supplement specific terms of the warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such warrants.

Description of Subscription Receipts

The Company may issue subscription receipts, which will entitle holders to receive upon satisfaction of certain release conditions and for no additional consideration, common shares, warrants or a combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a "Subscription Receipt Agreement"), each to be entered into between the Company and an escrow agent (the "Escrow Agent"), which will establish the terms and conditions of the subscription receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. In the United States, the Company will file as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Subscription Receipt Agreement describing the terms and conditions of subscription receipts the Company is offering before the issuance of such subscription receipts. In Canada, the Company will file on SEDAR a copy of any Subscription Receipt Agreement after the Company has entered into it.

The following description sets forth certain general terms and provisions of subscription receipts and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement. The Company urges you to read the applicable Prospectus Supplement related to the particular subscription receipts that the Company sells under this Prospectus, as well as the complete Subscription Receipt Agreement.

The Prospectus Supplement and the Subscription Receipt Agreement for any subscription receipts the Company offers will describe the specific terms of the subscription receipts and may include, but are not limited to, any of the following:

•	the designation and aggregate number of subscription receipts offered;

•	the price at which the subscription receipts will be offered;

•	the currency or currencies in which the subscription receipts will be offered;

•	the designation, number and terms of the common shares, warrants or combination thereof to be received by holders of subscription receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

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•	the conditions (the "Release Conditions") that must be met in order for holders of subscription receipts to receive for no additional consideration common shares, warrants or a combination thereof;

•	the procedures for the issuance and delivery of common shares, warrants or a combination thereof to holders of subscription receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of subscription receipts upon delivery of the common shares, warrants or a combination thereof upon satisfaction of the Release Conditions (e.g., an amount equal to dividends declared on common shares by the Company to holders of record during the period from the date of issuance of the subscription receipts to the date of issuance of any common shares pursuant to the terms of the Subscription Receipt Agreement);

•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the "Escrowed Funds"), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold common shares, warrants or a combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

•	if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the subscription receipts;

•	procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price for their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•	any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event this Prospectus, the Prospectus Supplement under which subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of the Company to purchase the subscription receipts in the open market by private agreement or otherwise;

•	whether the Company will issue the subscription receipts as global securities and, if so, the identity of the depositary for the global securities;

•	whether the Company will issue the subscription receipts as bearer securities, registered securities or both;

•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the subscription receipts;

•	the identity of the Escrow Agent;

•	whether the subscription receipts will be listed on any exchange;

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•	material United States and Canadian federal tax consequences of owning the subscription receipts; and

•	any other terms of the subscription receipts.

The holders of subscription receipts will not be shareholders of the Company. Holders of subscription receipts are entitled only to receive common shares, warrants or a combination thereof on exchange of their subscription receipts, plus any cash payments provided for under the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, the holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

The Company reserves the right to set forth in a Prospectus Supplement specific terms of the subscription receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the subscription receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such subscription receipts.

Description of Units

The Company may issue units comprised of one or more of the other securities described in this Prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a unit is issued may provide that the securities comprising the unit may not be held or transferred separately, at any time or at any time before a specified date. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any unit agreement describing the terms and conditions of such units that Alexco is offering before the issuance of such units.

The particular terms and provisions of units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such units.

•	The particular terms of each issue of units will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of units offered;

•	the price at which the units will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the units are denominated;

•	the terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	the number of securities that may be purchased upon exercise of each unit and the price at which and currency or currency unit in which that amount of securities may be purchased upon exercise of each unit;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

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•	any other material terms, conditions and rights (or limitations on such rights) of the units.

The Company reserves the right to set forth in a Prospectus Supplement specific terms of the units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such units.

DENOMINATIONS, REGISTRATION AND TRANSFER

The securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement (unless otherwise provided with respect to a particular series of debt securities pursuant to the provisions of the applicable indenture, as supplemented by a supplemental indenture). Other than in the case of book-entry only securities, securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the securities, but we may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of securities, we may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry only securities, a global certificate or certificates representing the securities will be held by a designated depository for its participants. The securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the securities. The interests of such holders of securities will be represented by entries in the records maintained by the participants. Holders of securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the securities are purchased in accordance with the practices and procedures of that participant.

PLAN OF DISTRIBUTION

Alexco may sell the securities to or through underwriters or dealers, and also may sell securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the securities and the proceeds to the Company from the sale of the securities. Only those underwriters, dealers or agents named in a Prospectus Supplement will be the underwriters, dealers or agents in connection with the securities offered thereby.

The securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions deemed to be "at the market distributions" as defined in Canadian National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX, the NYSE American or other existing markets for the securities. Additionally, this Prospectus and any Prospectus Supplement may also cover the initial resale of the securities purchased pursuant thereto. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

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In connection with any offering of securities, other than an "at-the-market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Unless otherwise specified in a Prospectus Supplement, there is no market through which the Company's warrants may be sold and you may not be able to resell any such securities purchased under this Prospectus or any Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the securities (excluding any common shares) will not be listed on any securities exchange. This may affect the pricing of such securities on the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors".

In connection with the sale of securities, underwriters, dealers and agents may receive compensation from the Company or from purchasers of the securities from whom they may act as agents in the form of discounts, concessions or commissions. Any such commissions will be paid out of the Company's general funds. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

Underwriters, dealers and agents who participate in the distribution of the securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act of 1933 and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

CERTAIN INCOME TAX CONSIDERATIONS

Owning any of the Company's securities may subject you to tax consequences both in the United States and Canada.

Although the applicable Prospectus Supplement may describe certain Canadian and United States federal income tax consequences of the acquisition, ownership and disposition of any securities offered under this Prospectus by an initial investor, the Prospectus Supplement may not describe these tax consequences fully. You should consult your own tax advisor with respect to your particular circumstances.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company's auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants ("PwC"), of Suite 1400, 250 Howe Street, Vancouver, British Columbia, V6C 3R8. PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company, report that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and within the meaning of independence under the standards of the PCAOB and SEC.

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The registrar and transfer agent for the Company's common shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

EXPERTS

Names of Experts

The following persons prepared or certified a report, valuation, statement or opinion described or included in this Prospectus or a document incorporated by reference herein:

•	Torben Jensen, P.Eng. and R. Dennis Bergen, P.Eng. of Roscoe Postle Associates Inc., Jeff Austin, P. Eng of International Metallurgical and Environmental Inc., Gilles Arseneau, Ph.D., P.Geo of SRK Consulting (Canada) Inc. and David Farrow, Pr.Sci.Nat, P.Geo of Geostrat Consulting Inc. prepared the PEA described under "Summary Description of Business – Mining Business"

•	Cliff Revering, P. Eng., Principal Consultant (Geological Engineering) of SRK Consulting (Canada) Inc., completed the mineral resource estimate on the Bermingham deposit described under "Summary Description of Business – Recent Developments - Updated Mineral Resource Estimate for the Bermingham Deposit"

•	Alan McOnie, FAusIMM, Vice President, Exploration of Alexco, and Neil Chambers, P.Eng., an employee of Alexco, are responsible for certain information of a scientific or technical nature relating to Alexco's properties in this Prospectus

Interests of Experts

Based on information provided by the experts named above, other than with respect to Alan McOnie and Neil Chambers as described below, none of the experts named under "Names of Experts", when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of Alexco or of one of the Alexco's associates or affiliates (based on information provided to Alexco by the experts) or is or is expected to be elected, appointed or employed as a director, officer or employee of Alexco or of any associate or affiliate of Alexco.

Alan McOnie is currently an executive officer and Neil Chambers is currently an employee of Alexco, as described above. Both Alan McOnie and Neil Chambers have been granted stock options of Alexco through the course of their respective employments; however, the individual interests held by each of them throughout their respective employment terms at all times represented less than one percent of the issued and outstanding common shares of Alexco.

enforcement of judgments against foreign persons OR COMPANIES

The following persons reside outside of Canada or, in the case of companies, are incorporated, continued or otherwise organized under the laws of a foreign jurisdiction and each has appointed an agent listed below for service of process in Canada:

Name of Person	Name and Address of Agent
Clynton R. Nauman Chairman CEO & Director	Alexco Resource Corp., Suite 1225, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia, V7X 1M9

Michael Winn Director	Alexco Resource Corp., Suite 1225, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia, V7X 1M9

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Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, or resides outside of Canada, even if the party has appointed an agent for service of process.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents referred to under the heading "Documents Incorporated by Reference"; (ii) consent of the Company's auditors, PricewaterhouseCoopers LLP; (iii) consents of Torben Jensen, R. Dennis Bergen, Jeff Austin, Giles Arseneau, David Farrow, Alan McOnie and Neil Chambers; and (iv) powers of attorney from the Company's directors and officers (included on the signature pages of the registration statement).

ADDITIONAL INFORMATION

Alexco has filed with the SEC a registration statement on Form F-10 relating to the securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement". Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Company sells securities under the registration statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add to, update or change information contained in this Prospectus.

Alexco is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meanings of rules made under the U.S. Exchange Act, Alexco is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, Alexco is not required to publish financial statements as promptly as U.S. companies.

You may read any document that we have filed with the SEC at the SEC's public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access their website at www.sec.gov for further information about the public reference room. You may read and download some of the documents we have filed with the SEC's Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that we have filed with the Canadian securities regulatory authorities at www.sedar.com.

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ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation existing under the Business Corporations Act (British Columbia). Most of the Company's directors and officers, and most of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon the Company or its directors, officers and experts who are not residents of the United States or to enforce judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company has appointed DL Services Inc. as its agent for service of process in the United States in connection suit or proceeding brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the securities under this Prospectus and any Prospectus Supplement.

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